Exhibit 99.1

 Interim Results for the First Quarter ended 31 March 2026  TORM PLC  120 CANNON STREET  LONDON, EC4N 6AS, UNITED KINGDOM COMPANY: 09818726

 TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2026  10  Highlights  “TORM delivered a strong quarter supported by high freight rates, consistent execution, and our One TORM platform,” said Jacob Meldgaard, adding: “Rates rose to record levels in April, prompting an upward revision of our full-year guidance while continuing to monitor global developments. We also invested selectively in fleet renewal, including six resale vessels, reflecting our long-term view of the market.”  In the first quarter of 2026, TORM generated time charter equivalent earnings (TCE) of USD 286m (2025, same period: USD 214m). EBITDA for the Group totaled USD 201m including unrealized losses on financial instruments of USD 5m (2025, same period: USD 136m including unrealized losses on financial instruments of USD 2m), while net profit for the period amounted to USD 122m (2025, same period: USD 63m), reflecting a continued strong operational development. Freight rates entered 2026 on a firm footing and strengthened further toward the end of the quarter, with gains led by the crude tanker segment amid escalating geopolitical tensions. The conflict involving the US, Israel, and Iran, and the subsequent closure of the Strait of Hormuz, materially altered market conditions as the loss of Middle Eastern exports prompted a rapid shift toward replacement barrels from the US, supporting tanker demand and freight rates.  In this market, TORM achieved fleet-wide TCE rates of USD/ day 34,937 on average (2025, same period: USD/day 26,807), and available earning days increased to 8,325 (2025, same period: 8,061). Our vessel class LR2 achieved TCE rates of USD/day 41,062, the LR1 vessels achieved TCE rates of USD/ day 34,903, and the MR vessels achieved TCE rates of USD/ day 32,946.  For the first quarter of 2026, Return on Invested Capital amounted to 18.0% (2025, same period: 10.3%) reflecting the higher freight rates compared to the levels seen a year ago, and basic EPS amounted to USD 1.21 (2025, same period: USD 0.64).  Business Highlights  In the first quarter of 2026, TORM took delivery of two 2016-built LR2 vessels and one 2018-built MR vessel, now renamed TORM Helga, TORM Hedwig and TORM Fortune. Further, TORM delivered the 2008-built LR2 vessel TORM Maren to its new owner. Also, TORM entered into an agreement to purchase two 2015-built MR vessels with delivery in the second quarter of 2026. The vessels will be named TORM Dehradun and TORM Dapitan.  Further, after the end of the quarter, TORM has purchased a total of six MR resales, with the first two vessels scheduled for delivery already in the first quarter of 2027, followed by two additional deliveries in 2027 and the remaining two in 2028.  Thus, after completion of the deliveries, TORM's fleet size will increase to 103 vessels.  Based on broker valuations as of 31 March 2026, TORM’s fleet had a market value of USD 3,619m (2025, same date: USD 3,112m). Compared to broker valuations as of 31 December 2025, the market value of the fleet increased by USD 308m when adjusted for acquired and sold vessels in the first quarter of 2026. TORM’s consolidated Net Asset Value (NAV) was USD 3,036m as of 31 March 2026 (2025, same date: USD 2,511m).  Coverage  As of 07 May 2026, TORM had covered 57% of the Q2 2026 earning days at an average rate of USD/day 71,494. By vessel class, coverage stood at 64% for LR2s at USD/day 70,764, 60% for LR1s at USD/day 61,774 and 54% for MRs at USD/ day 73,485.  For the full year 2026, 42% of the earning days have been fixed at an average rate of USD/day 50,044. The remaining 58% of the earning days in 2026 - equivalent to 20,031 days - remain open and thus subject to market fluctuations. A change in freight rates of USD/day 1,000 will, all else equal, impact EBITDA by approximately USD 20m.

Highlights

“TORM delivered a strong quarter supported by high freight rates, consistent execution, and our One TORM platform,” said Jacob Meldgaard, adding: “Rates rose to record levels in April, prompting an upward revision of our full-year guidance while continuing to monitor global developments. We also invested selectively in fleet renewal, including six resale vessels, reflecting our long-term view of the market.”

In the first quarter of 2026, TORM generated time charter equivalent earnings (TCE) of USD 286m (2025, same period: USD 214m). EBITDA for the Group totaled USD 201m including unrealized losses on financial instruments of USD 5m (2025, same period: USD 136m including unrealized losses on financial instruments of USD 2m), while net profit for the period amounted to USD 122m (2025, same period: USD 63m), reflecting a continued strong operational development. Freight rates entered 2026 on a firm footing and strengthened further toward the end of the quarter, with gains led by the crude tanker segment amid escalating geopolitical tensions. The conflict involving the US, Israel, and Iran, and the subsequent closure of the Strait of Hormuz, materially altered market conditions as the loss of Middle Eastern exports prompted a rapid shift toward replacement barrels from the US, supporting tanker demand and freight rates.

In this market, TORM achieved fleet-wide TCE rates of USD/ day 34,937 on average (2025, same period: USD/day 26,807), and available earning days increased to 8,325 (2025, same period: 8,061). Our vessel class LR2 achieved TCE rates of USD/day 41,062, the LR1 vessels achieved TCE rates of USD/ day 34,903, and the MR vessels achieved TCE rates of USD/ day 32,946.

For the first quarter of 2026, Return on Invested Capital amounted to 18.0% (2025, same period: 10.3%) reflecting the higher freight rates compared to the levels seen a year ago, and basic EPS amounted to USD 1.21 (2025, same period: USD 0.64).

Business Highlights

In the first quarter of 2026, TORM took delivery of two 2016-built LR2 vessels and one 2018-built MR vessel, now renamed TORM Helga, TORM Hedwig and TORM Fortune. Further, TORM delivered the 2008-built LR2 vessel TORM Maren to its new owner. Also, TORM entered into an agreement to purchase two 2015-built MR vessels with delivery in the second quarter of 2026. The vessels will be named TORM Dehradun and TORM Dapitan.

Further, after the end of the quarter, TORM has purchased a total of six MR resales, with the first two vessels scheduled for delivery already in the first quarter of 2027, followed by two additional deliveries in 2027 and the remaining two in 2028.

Thus, after completion of the deliveries, TORM's fleet size will increase to 103 vessels.

Based on broker valuations as of 31 March 2026, TORM’s fleet had a market value of USD 3,619m (2025, same date: USD 3,112m). Compared to broker valuations as of 31 December 2025, the market value of the fleet increased by USD 308m when adjusted for acquired and sold vessels in the first quarter of 2026. TORM’s consolidated Net Asset Value (NAV) was USD 3,036m as of 31 March 2026 (2025, same date: USD 2,511m).

Coverage

As of 07 May 2026, TORM had covered 57% of the Q2 2026 earning days at an average rate of USD/day 71,494. By vessel class, coverage stood at 64% for LR2s at USD/day 70,764, 60% for LR1s at USD/day 61,774 and 54% for MRs at USD/ day 73,485.

For the full year 2026, 42% of the earning days have been fixed at an average rate of USD/day 50,044. The remaining 58% of the earning days in 2026 - equivalent to 20,031 days - remain open and thus subject to market fluctuations. A change in freight rates of USD/day 1,000 will, all else equal, impact EBITDA by approximately USD 20m.

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2026	2

 TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2026  10  Key Figures  USDm  Q1 2026  Q1 2025  FY 2025  Income statement  Revenue  402  329  1,340  Time charter equivalent earnings (TCE) ¹⁾ ⁵⁾  286  214  910  Gross profit ¹⁾  220  152  666  EBITDA ¹⁾  201  136  571  Adjusted EBITDA ¹⁾  206  138  578  Operating profit (EBIT)  141  82  356  Financial items  -17  -14  -61  Net profit for the year/period  122  63  286  Net profit excl. non-recurring items ¹⁾  121  54  274  Balance sheet and cash flow  Non-current assets  2,957  2,793  2,835  Total assets  3,532  3,487  3,367  Equity  2,273  2,142  2,203  Total liabilities  1,259  1,345  1,164  Invested capital ¹⁾  3,154  2,958  3,038  Net interest-bearing debt ¹⁾  894  832  848  Net Asset Value (NAV) excl. NCI ²⁾  3,036  2,511  2,603  Cash and cash equivalents, incl. restricted cash  196  362  164  Investment in tangible fixed assets  180  30  321  Free cash flow ¹⁾  -17  127  346  1) For definition of the calculated key figures, please refer to the glossary on pages 26 to 31. ²⁾ Based on broker valuations as of 31 March 2026, excluding charter commitments.  ³⁾ End of period.  Q1 2026  Q1 2025 FY 2025  Key financial figures ¹⁾  Gross margins:  Gross profit  54.7%  46.3% 49.7%  EBITDA  50.0%  41.2% 42.6%  Adjusted EBITDA  51.2%  41.8% 43.1%  Operating profit (EBIT)  35.1%  25.0% 26.6%  Return on Equity (ROE)  21.9%  11.9% 13.4%  Return on Invested Capital (ROIC)  18.0%  10.3% 11.5%  Adjusted ROIC  17.8%  9.9% 10.8%  Equity ratio  64.3%  61.4% 65.4%  TCE per day (USD) ⁵⁾  34,937  26,807 28,783  OPEX per day (USD) ⁵⁾  8,021  7,891 7,638  Net Loan-to-value (LTV) ratio ⁵⁾  25.1%  26.8% 29.4%  Share-related key figures ¹⁾  Basic earnings per share (USD)  1.21  0.64 2.91  Diluted earnings per share (USD)  1.18  0.62 2.85  Dividend per share (USD) ⁶⁾  0.70  0.40 2.12  Net Asset Value per share (NAV/share) (USD) ²⁾  29.7  25.7 25.7  Share price in DKK ³⁾  183.7  112.8 126.9  Share price in USD ³⁾  27.9  16.5 19.6  Number of shares (m) ³⁾ ⁴⁾  102.1  97.8 101.3  Number of shares, weighted average (m) ⁴⁾  101.5  97.4 98.2  ⁴⁾ Excluding treasury shares.  ⁵⁾ For Tanker segment.  ⁶⁾ Dividend per share includes declared and proposed dividends.

Key Figures

USDm	Q1 2026	Q1 2025	FY 2025
Income statement
Revenue	402	329	1,340
Time charter equivalent earnings (TCE) ¹⁾ ⁵⁾	286	214	910
Gross profit ¹⁾	220	152	666
EBITDA ¹⁾	201	136	571
Adjusted EBITDA ¹⁾	206	138	578
Operating profit (EBIT)	141	82	356
Financial items	-17	-14	-61
Net profit for the year/period	122	63	286
Net profit excl. non-recurring items ¹⁾	121	54	274
Balance sheet and cash flow
Non-current assets	2,957	2,793	2,835
Total assets	3,532	3,487	3,367
Equity	2,273	2,142	2,203
Total liabilities	1,259	1,345	1,164
Invested capital ¹⁾	3,154	2,958	3,038
Net interest-bearing debt ¹⁾	894	832	848
Net Asset Value (NAV) excl. NCI ²⁾	3,036	2,511	2,603
Cash and cash equivalents, incl. restricted cash	196	362	164
Investment in tangible fixed assets	180	30	321
Free cash flow ¹⁾	-17	127	346

1) For definition of the calculated key figures, please refer to the glossary on pages 26 to 31.
2) Based on broker valuations as of 31 March 2026, excluding charter commitments.
3) End of period.

	Q1 2026	Q1 2025 FY 2025
Key financial figures ¹⁾
Gross margins:
Gross profit	54.7%	46.3% 49.7%
EBITDA	50.0%	41.2% 42.6%
Adjusted EBITDA	51.2%	41.8% 43.1%
Operating profit (EBIT)	35.1%	25.0% 26.6%
Return on Equity (ROE)	21.9%	11.9% 13.4%
Return on Invested Capital (ROIC)	18.0%	10.3% 11.5%
Adjusted ROIC	17.8%	9.9% 10.8%
Equity ratio	64.3%	61.4% 65.4%
TCE per day (USD) ⁵⁾	34,937	26,807 28,783
OPEX per day (USD) ⁵⁾	8,021	7,891 7,638
Net Loan-to-value (LTV) ratio ⁵⁾	25.1%	26.8% 29.4%
Share-related key figures ¹⁾
Basic earnings per share (USD)	1.21	0.64 2.91
Diluted earnings per share (USD)	1.18	0.62 2.85
Dividend per share (USD) ⁶⁾	0.70	0.40 2.12
Net Asset Value per share (NAV/share) (USD) ²⁾	29.7	25.7 25.7
Share price in DKK ³⁾	183.7	112.8 126.9
Share price in USD ³⁾	27.9	16.5 19.6
Number of shares (m) ³⁾ ⁴⁾	102.1	97.8 101.3
Number of shares, weighted average (m) ⁴⁾	101.5	97.4 98.2

4) Excluding treasury shares.
5) For Tanker segment.
6) Dividend per share includes declared and proposed dividends.

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2026	3

Financial Review

TCE

The TCE rate/day increased by 30% from USD 26,807 to USD 34,937 in the first three months of 2026 compared to the same period last year. This increase was primarily a result of an increase in revenue due to changed market conditions.

Revenue for the first three months of 2026 increased by

USD 73m to USD 402m compared to the same period last year (USD 329m). The primary driver behind this increase is the US-Iran conflict and subsequent closure of the Strait of Hormuz. Those events triggered severe market disruption late in the quarter, driving high volatility and freight rate escalation. For further elaboration of the market developments, refer to the “The Product Tanker Market” section on the following page.

Port expenses, bunkers, commissions, and other cost of goods sold for the first three months of 2026 were USD 115m, an increase of USD 5m compared to USD 110m in the same period last year. The change can be attributed to USD 15m in increased port expenses, increase realized and unrealized losses on derivative financial instruments regarding freight and bunkers, and increased expenses related to emission allowances combined. The increase is offset by decreased bunker expenses in the Tanker segment and other cost of goods and services sold in the Marine Engineering segment.

Assets

As of 31 March 2026, total assets were USD 3,532m (31 December 2025: USD 3,367m), an increase of USD 165m since the end of 2025. The increase is mainly driven by an increase in the carrying amount of vessels and capitalized dry docking including prepayments on vessels of USD 123m, trade receivables of USD 35m, and cash and cash equivalents incl. restricted cash of USD 32m. The increase is offset by reduced assets held for sale of USD 24m and prepayments of

USD 25m.

The carrying value of the fleet was USD 2,889m as of 31 March 2026 (31 December 2025: USD 2,792m). The increase was driven by the delivery of one secondhand MR vessel and two secondhand LR2 vessels, all purchased late 2025, and by capitalized dry docking and vessel modifications for a combined total of USD 155m. The increase is offset by regular depreciation of USD 58m.

Based on broker valuations, TORM’s fleet on water had a market value of USD 3,619m as of 31 March 2026, 25% above carrying value (31 December 2025: USD 3,178m, 13% above carrying value).

TORM´s liquidity position as of 31 March 2026 was USD 655m including restricted cash of USD 3m and undrawn credit facilities of USD 458m (31 December 2025: USD 562m including restricted cash of USD 5m and undrawn credit facilities of USD 399m).

Equity

As of 31 March 2026, TORM’s equity was USD 2,273m (31 December 2025: USD 2,203m), an increase of USD 70m. The development was mainly driven by an increase in retained profit from the net profit for the period of USD 122m, offset by dividends paid of USD 71m.

Liabilities

As of 31 March 2026, total liabilities were USD 1,259m (31 December 2025: USD 1,164m). The increase was primarily driven by increased borrowings of USD 79m, of which the majority relate to the financing of newly acquired secondhand vessels.

Cash Flow Statement

Net cash flow from operating activities for the first three months of 2026 was USD 136m (2025, same period:

USD 83m). The increase was primarily driven by an increase in the net profit for the period.

Net cash flow from investing activities for the first three months of 2026 was USD -153m (2025, same period:

USD 43m). The change in cash flow from investing activities is largely driven by the investment in three new secondhand vessels compared to the same period last year where no deliveries of purchased vessels took place.

Net cash flow from financing activities for the first three months of 2026 was USD 52m (2025, same period: USD -47m). The change in cash flow compared to the same period last year is mainly driven by the financing of the three newly acquired secondhand vessels. The development is offset by a reduction in dividends paid of USD 71m in the first three months of 2026 compared to the same period last year.

Distribution

Today, TORM’s Board of Directors has approved an interim dividend for the first quarter of 2026 of USD 0.70 per share to be paid to the shareholders corresponding to an expected total dividend payment of USD 71.5m. The distribution for the quarter is equivalent to 58% of net profit and reflects the Distribution Policy. The payment date is 11 June 2026 to all shareholders on record as of 28 May 2026, and the ex-dividend date is 27 May 2026 for the shares listed on Nasdaq OMX Copenhagen and 28 May 2026 for the shares listed on Nasdaq New York.

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2026	4

The Product Tanker Market

Market Developments

Following a strong close to 2025, product tanker markets entered Q1 2026 with rates stabilizing at levels well above historical averages. Product tanker rates were among other factors supported by spillovers from the strong VLCC market amid fleet consolidation. The outbreak of the US/Israel-Iran conflict and the subsequent closure of the Strait of Hormuz triggered a further, unprecedented escalation in tanker rates.

The closure of the Strait of Hormuz immediately constrained approximately 14% of global clean petroleum product (CPP) flows and nearly 30% of crude oil movements. On the clean side, naphtha and jet fuel flows were disproportionately affected relative to diesel and gasoline. In crude markets, the loss of Persian Gulf volumes was partially mitigated through pipeline redirection to the Red Sea and increased supply from the Atlantic Basin. However, reduced crude availability at Asian refineries forced run cuts, leading to a sharp decline in clean product exports from the region.

By end-April, global CPP trade volumes had fallen by an estimated 16%, as incremental volumes from Western markets were insufficient to fully compensate for lost exports from the Middle East and Asia. More than 200 crude and product tankers (5% of the total tanker fleet affected and 3% of the product tanker fleet) remained stranded within the Persian Gulf, further tightening effective fleet availability.

Despite the contraction in traded volumes, product tanker rates remained elevated. This resilience was primarily driven by an unprecedented shift of LR2 vessels into crude trading (“dirty-ups”). By end-April, the number of LR2s trading CPP had declined by over 50 vessels compared with the start of the year, despite the delivery of 27 newbuildings. As a result, effective fleet capacity available for CPP transportation declined by an estimated 4%. This comes on top of the fleet currently strained in the Persian Gulf. In the MR segment, increased East-to-West ballasting was broadly offset by higher West-to-East cargo movements as Asian product supply tightened.

Market Outlook

The situation in the Strait of Hormuz remains highly fluid. The pace at which displaced crude and product volumes return to the market will depend not only on the timing of a reopening of the Strait of Hormuz, but also on the extent of damage sustained by oil production, refining assets, and broader energy infrastructure across the Persian Gulf. A sustained recovery in Asian refinery runs and clean product exports will require a stabilization of crude supply flows to the region.

Over the medium term, tanker demand is expected to be supported by the need to rebuild oil inventories drawn down during the conflict. In March, the International Energy Agency announced a collective release of 426m barrels from strategic petroleum reserves to mitigate supply disruptions related to the Iran conflict. Approximately 30% of the release consists of refined products - primarily diesel held in Europe - which is expected to support the region’s future import requirements.

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2026	5

 TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2026  10  Financial Review  TCE  The TCE rate/day increased by 30% from USD 26,807 to USD 34,937 in the first three months of 2026 compared to the same period last year. This increase was primarily a result of an increase in revenue due to changed market conditions.  Revenue for the first three months of 2026 increased by  USD 73m to USD 402m compared to the same period last year (USD 329m). The primary driver behind this increase is the US-Iran conflict and subsequent closure of the Strait of Hormuz. Those events triggered severe market disruption late in the quarter, driving high volatility and freight rate escalation. For further elaboration of the market developments, refer to the “The Product Tanker Market” section on the following page.  Port expenses, bunkers, commissions, and other cost of goods sold for the first three months of 2026 were USD 115m, an increase of USD 5m compared to USD 110m in the same period last year. The change can be attributed to USD 15m in increased port expenses, increase realized and unrealized losses on derivative financial instruments regarding freight and bunkers, and increased expenses related to emission allowances combined. The increase is offset by decreased bunker expenses in the Tanker segment and other cost of goods and services sold in the Marine Engineering segment.  Assets  As of 31 March 2026, total assets were USD 3,532m (31 December 2025: USD 3,367m), an increase of USD 165m since the end of 2025. The increase is mainly driven by an increase in the carrying amount of vessels and capitalized dry docking including prepayments on vessels of USD 123m, trade receivables of USD 35m, and cash and cash equivalents incl. restricted cash of USD 32m. The increase is offset by reduced assets held for sale of USD 24m and prepayments of  USD 25m.  The carrying value of the fleet was USD 2,889m as of 31 March 2026 (31 December 2025: USD 2,792m). The increase was driven by the delivery of one secondhand MR vessel and two secondhand LR2 vessels, all purchased late 2025, and by  capitalized dry docking and vessel modifications for a combined total of USD 155m. The increase is offset by regular depreliveries of purchased vessels took place.  Net cash flow from financing activities for the first three months of 2026 was USD 52m (2025, same period: USD -47m). The change in cash flow compared to the same period last year is mainly driven by the financing of the three newly acquired secondhand vessels. The development is offset by a reduction in dividends paid of USD 71m in the first three months of 2026 compared to the same period last year.  Distribution  Today, TORM’s Board of Directors has approved an interim dividend for the first quarter of 2026 of USD 0.70 per share to be paid to the shareholders corresponding to an expected total dividend payment of USD 71.5m. The distribution for the quarter is equivalent to 58% of net profit and reflects the Distribution Policy. The payment date is 11 June 2026 to all shareholders on record as of 28 May 2026, and the ex-dividend date is 27 May 2026 for the shares listed on Nasdaq OMX Copenhagen and 28 May 2026 for the shares listed on Nasdaq New York.

 The Product Tanker Market  Market Developments  Following a strong close to 2025, product tanker markets entered Q1 2026 with rates stabilizing at levels well above historical averages. Product tanker rates were among other factors supported by spillovers from the strong VLCC market amid fleet consolidation. The outbreak of the US/Israel-Iran conflict and the subsequent closure of the Strait of Hormuz triggered a further, unprecedented escalation in tanker rates.  The closure of the Strait of Hormuz immediately constrained approximately 14% of global clean petroleum product (CPP) flows and nearly 30% of crude oil movements. On the clean side, naphtha and jet fuel flows were disproportionately affected relative to diesel and gasoline. In crude markets, the loss of Persian Gulf volumes was partially mitigated through pipeline redirection to the Red Sea and increased supply from the Atlantic Basin. However, reduced crude availability at Asian refineries forced run cuts, leading to a sharp decline in clean product exports from the region.  By end-April, global CPP trade volumes had fallen by an estimated 16%, as incremental volumes from Western markets were insufficient to fully compensate for lost exports from the Middle East and Asia. More than 200 crude and product tankers (5% of the total tanker fleet affected and 3% of the product tanker fleet) remained stranded within the Persian Gulf, further tightening effective fleet availability.  Despite the contraction in traded volumes, product tanker rates remained elevated. This resilience was primarily driven by an unprecedented shift of LR2 vessels into crude trading (“dirty-ups”). By end-April, the number of LR2s trading CPP had declined by over 50 vessels compared with the start of the year, despite the delivery of 27 newbuildings. As a result, effective fleet capacity available for CPP transportation declined by an estimated 4%. This comes on top of the fleet currently strained in the Persian Gulf. In the MR segment, increased East-to-West ballasting was broadly offset by higher West-to-East cargo movements as Asian product supply tightened.  Market Outlook  The situation in the Strait of Hormuz remains highly fluid. The pace at which displaced crude and product volumes return to the market will depend not only on the timing of a reopening of the Strait of Hormuz, but also on the extent of damage sustained by oil production, refining assets, and broader energy infrastructure across the Persian Gulf. A sustained recovery in Asian refinery runs and clean product exports will require a stabilization of crude supply flows to the region.  Over the medium term, tanker demand is expected to be supported by the need to rebuild oil inventories drawn down during the conflict. In March, the International Energy Agency announced a collective release of 426m barrels from strategic petroleum reserves to mitigate supply disruptions related to the Iran conflict. Approximately 30% of the release consists of refined products - primarily diesel held in Europe - which is expected to support the region’s future import requirements.  LR2 rates (in USD/day)  SOURCE: CLARKSONS  MR rates (in USD/day)  SOURCE: CLARKSON  5-year avg.  TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2026  10  2025  5-year min  2026  5-year max  Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec  —  180,000  160,000  140,000  120,000  100,000  80,000  60,000  40,000  20,000  5-year avg.  2025  5-year min  2026  5-year max  Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec  —  70,000  60,000  50,000  40,000  30,000  20,000  10,000
Outlook for 2026

Financial Outlook 2026

At TORM, we develop annual guidance by tracking key performance metrics, including TCE, coverage levels, and EBITDA sensitivity to freight rate movements. Freight rates in the product tanker market - our primary earnings driver - remain highly volatile, while we expect operating costs per vessel day, and administrative expenses to stay broadly in line with prior-year levels.

Our financial outlook is primarily based on the assumptions described on the preceding pages. The most important factors affecting our TCE earnings are expected to be:

• Geopolitical conflicts including the war between Russia and Ukraine, and the conflicts in the Middle East region.
• Global economic growth or recession, consumption of refined oil products, and inflationary pressure.
• Location of closing and opening refineries and temporary shutdowns due to maintenance.
• Oil price development
• Oil trading activity and developments in ton-mile
• Bunker price developments
• Global fleet growth and newbuilding ordering activity
• Potential difficulties of major business partners
• One-off market-shaping events such as strikes, conflicts, embargoes, political instability, weather conditions, etc.

We have limited visibility on TCE rates that are not yet fixed with our customers. Hence, these rates may be significantly lower or significantly higher than our current expectations.

Based on the earnings realized this far as well as the outlook for the remaining part of the year, TORM upgrades its full-year 2026 guidance.

For the full year 2026, TCE earnings are now expected to exceed the previous guidance and are now estimated to USD 1,150 - 1,450m (previous guidance USD 850 - 1,250m),

EBITDA for the full year 2026 is expected to be in the range of USD 800 – 1,100m (previous guidance USD 500 - 900m) based on the current fleet size.

Disclaimer on Financial Outlook

The purpose of this Financial Outlook for 2026 is to comply with reporting requirements for Companies listed in Denmark. Actual results may vary, and this information may not be accurate or appropriate for other purposes. Information about our financial outlook for 2026, including the various assumptions underlying it, is forward-looking and should be read in conjunction with the Safe Harbor Statements on page 11, and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ materially from what we currently expect.

The information included in this Financial Outlook for 2026 is preliminary, unaudited and based on estimates and information available to us at this time. TORM has not finalized its financial statements for the periods presented. During the course of the financial statement closing process, TORM may identify items that would require it to make adjustments, which may be material to the information provided in this section. As mentioned above, the provided information constitutes forward-looking statements and is subject to risks and uncertainties, including possible adjustments to the financial outlook for 2026.

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2026	6

s expected to be in the range of USD 800 – 1,100m (previous guidance USD 500 - 900m) based on the current fleet size.  Disclaimer on Financial Outlook  The purpose of this Financial Outlook for 2026 is to comply with reporting requirements for Companies listed in Denmark. Actual results may vary, and this information may not be accurate or appropriate for other purposes. Information about our financial outlook for 2026, including the various assumptions underlying it, is forward-looking and should be read in conjunction with the Safe Harbor Statements on page 11, and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ materially from what we currently expect.  The information included in this Financial Outlook for 2026 is preliminary, unaudited and based on estimates and information available to us at this time. TORM has not finalized its financial statements for the periods presented. During the course of the financial statement closing process, TORM may identify items that would require it to make adjustments, which may be material to the information provided in this section. As mentioned above, the provided information constitutes forward-looking statements and is subject to risks and uncertainties, including possible adjustments to the financial outlook for 2026.  TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2026  10

Coverage 2026

Total earning and covered days in TORM as of 07 May 2026

The coverage tables below include both FFA contracts and the physical fleet.

Actual number of days can vary from projected number of days primarily due to vessel sales and delays of vessel deliveries.Total earning days are defined as total calendar days less off-hire days.

	Q2 2026	FY 2026		Q2 2026	FY 2026
Total earning days			Covered, %
LR2	1,928	7,690	LR2	64%	50%
LR1	906	3,578	LR1	60%	40%
MR	5,741	23,187	MR	54%	39%
Total	8,575	34,455	Total	57%	42%
Covered days			Coverage rates, USD/day
LR2	1,231	3,807	LR2	70,764	53,182
LR1	548	1,445	LR1	61,774	49,963
MR	3,124	9,090	MR	73,485	48,743
Total	4,903	14,342	Total	71,494	50,044

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2026	7

Earnings Data

USDm	Q1 2025	Q2 2025	Q3 2025	Q4 2025	Q1 2026	Change Q1-25 - Q1-26
LR2 vessels
Available earning days 1)	1,856	1,866	1,781	1,872	1,826	-2%
Spot rates 2)	29,408	33,351	35,996	38,109	50,811	73%
TCE per earning day 3)	33,806	35,459	38,685	35,567	41,062	21%
Operating days	1,890	1,871	1,840	1,892	1,902	1%
Operating expenses per operating day	8,078	7,695	7,497	7,709	8,321	3%
LR1 vessels
Available earning days 1)	879	905	911	919	897	2%
Spot rates 2)	24,025	28,679	29,770	26,949	41,618	73%
TCE per earning day 3)	24,947	27,371	29,508	31,075	34,903	40%
Operating days	900	910	920	920	900	—%
Operating expenses per operating day	7,044	7,282	7,836	7,087	7,743	10%
MR vessels
Available earning days 1)	5,326	5,117	5,167	5,241	5,602	5%
Spot rates 2)	24,659	23,950	28,310	29,515	36,253	47%
TCE per earning day 3)	24,675	23,345	28,632	28,832	32,946	34%
Operating days	5,642	5,460	5,419	5,463	5,644	—%
Operating expenses per operating day	7,963	8,002	7,093	7,547	7,964	—%
Tanker segment
Available earning days 1)	8,061	7,888	7,859	8,032	8,325	3%
Spot rates 2)	25,519	26,412	29,962	31,032	39,542	55%
TCE per earning day 3)	26,807	26,672	31,012	30,658	34,937	30%
Operating days	8,432	8,241	8,179	8,275	8,446	—%
Operating expenses per operating day	7,891	7,853	7,268	7,533	8,021	2%
 Earnings Data  TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2026  10  USDm  Q1 2025  Q2 2025  Q3 2025  Q4 2025  Q1 2026  Change Q1-25  - Q1-26  LR2 vessels  Available earning days 1)  1,856  1,866  1,781  1,872  1,826  -2%  Spot rates 2)  29,408  33,351  35,996  38,109  50,811  73%  TCE per earning day 3)  33,806  35,459  38,685  35,567  41,062  21%  Operating days  1,890  1,871  1,840  1,892  1,902  1%  Operating expenses per operating day  8,078  7,695  7,497  7,709  8,321  3%  LR1 vessels  Available earning days 1)  879  905  911  919  897  2%  Spot rates 2)  24,025  28,679  29,770  26,949  41,618  73%  TCE per earning day 3)  24,947  27,371  29,508  31,075  34,903  40%  Operating days  900  910  920  920  900  —%  Operating expenses per operating day  7,044  7,282  7,836  7,087  7,743  10%  MR vessels  Available earning days 1)  5,326  5,117  5,167  5,241  5,602  5%  Spot rates 2)  24,659  23,950  28,310  29,515  36,253  47%  TCE per earning day 3)  24,675  23,345  28,632  28,832  32,946  34%  Operating days  5,642  5,460  5,419  5,463  5,644  —%  Operating expenses per operating day  7,963  8,002  7,093  7,547  7,964  —%  Tanker segment  Available earning days 1)  8,061  7,888  7,859  8,032  8,325  3%  Spot rates 2)  25,519  26,412  29,962  31,032  39,542  55%  TCE per earning day 3)  26,807  26,672  31,012  30,658  34,937  30%  Operating days  8,432  8,241  8,179  8,275  8,446  —%  Operating expenses per operating day  7,891  7,853  7,268  7,533  8,021  2%  1) Total available earning days = Total calendar days less off-hire days  2) Spot rates = Time Charter Equivalent Earnings for all charters with less than six months' duration.  3) TCE = Time Charter Equivalent Earnings. Please refer to the glossary on pages 26 to 31.

1) Total available earning days = Total calendar days less off-hire days

2) Spot rates = Time Charter Equivalent Earnings for all charters with less than six months' duration.

3) TCE = Time Charter Equivalent Earnings. Please refer to the glossary on pages 26 to 31.

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2026	8

TORM Fleet Development

The table shows recent developments in TORM’s operating fleet. As of 31 March 2026, TORM’s fleet comprises 95 vessels, including two under sale-and-leaseback agreements with options to buy back the vessels (financially reported as owned vessels in accordance with our accounting policies).

At TORM, maintaining a high quality and competitive fleet is a core priority. As part of our active fleet management strategy, we regularly divest vessels as they reach a certain age to ensure a stable and attractive average fleet age.

This approach not only supports operational efficiency and environmental performance but also aligns with our broader objective of maintaining high standards across our fleet.

Divestments are carefully timed and balanced with selective acquisitions of high-quality second-hand vessels, which are rapidly upgraded to match the TORM standard.

Through this disciplined process, we safeguard the long-term competitiveness of our fleet and continue to meet the evolving expectations of our customers, charterers, and stakeholders.

TORM Fleet Development

	Q1 2025	Changes	Q1 2025	Changes	Q1 2025	Changes	Q1 2025	Changes	Q1 2025
LR2	21	-1	20		20	1	21	1	22
LR1	10		10		10		10		10
MR	60		60	-2	58	4	62	1	63
Total	91	-1	90	-2	88	5	93	2	95

 TORM Fleet Development  The table shows recent developments in TORM’s operating  fleet. As of 31 March 2026, TORM’s fleet comprises 95 vessels, including two under sale-and-leaseback agreements with options to buy back the vessels (financially reported as owned vessels in accordance with our accounting policies).  At TORM, maintaining a high quality and competitive fleet is a core priority. As part of our active fleet management strategy, we regularly divest vessels as they reach a certain age to ensure a stable and attractive average fleet age.  This approach not only supports operational efficiency and environmental performance but also aligns with our broader objective of maintaining high standards across our fleet.  Divestments are carefully timed and balanced with selective acquisitions of high-quality second-hand vessels, which are rapidly upgraded to match the TORM standard.  Through this disciplined process, we safeguard the long-term competitiveness of our fleet and continue to meet the evolving expectations of our customers, charterers, and stakeholders.  TORM Fleet Development  TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2026  10  LR2  21  -1  20  20  1  21  1  22  LR1  10  10  10  10  10  MR  60  60  -2  58  4  62  1  63  Total  91  -1  90  -2  88  5  93  2  95  Q1 2025  Changes  Q2 2025  Changes  Q3 2025  Changes  Q4 2025 Changes Q1 2026

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2026	9

 TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2026  10  Responsibility Statement  We Confirm to the Best of Our Knowledge  The condensed consolidated set of financial statements has been prepared in accordance with IAS 34 Interim Financial Reporting (“IAS 34”) as adopted in the UK and also in accordance with IAS 34 as issued by the International Accounting Standards Board (”IASB”) and IAS 34 as adopted by the EU, as applied to the financial periods beginning on or after 01 January 2026 and additional Danish disclosure requirements for interim reports of listed companies.  The interim report gives a true and fair view of the Group’s financial position as of 31 March 2026 as well as of the Group’s financial performance and cash flow for the period 01 January – 31 March 2026.  The interim management report includes a fair review of the development and performance of the Group’s business and of the financial position as a whole and a description of the principal risks and uncertainties for the remaining nine months of 2026.  The interim management report includes a fair review of the material related party transactions which have taken place in the period and material changes to those described in the last annual report.  By order of the Board of Directors  Jacob Meldgaard  Executive Director 13 May 2026  Disclaimer  The interim report has been prepared solely to provide additional information to shareholders to assess the Group’s strategies and the potential for those strategies to succeed. The interim report should not be relied on by any other party or for any other purpose.  The interim report contains certain forward-looking statements. These statements are made by the Directors in good faith based on the information available to them up to the time of their approval of this report. Such statements should be treated with caution due to the inherent uncertainties, including both economic and business risk factors, underlying any such forward-looking statements.
Responsibility Statement

We Confirm to the Best of Our Knowledge

•
The condensed consolidated set of financial statements has been prepared in accordance with IAS 34 Interim Financial Reporting (“IAS 34”) as adopted in the UK and also in accordance with IAS 34 as issued by the International Accounting Standards Board (”IASB”) and IAS 34 as adopted by the EU, as applied to the financial periods beginning on or after 01 January 2026 and additional Danish disclosure requirements for interim reports of listed companies.

•
The interim report gives a true and fair view of the Group’s financial position as of 31 March 2026 as well as of the Group’s financial performance and cash flow for the period 01 January – 31 March 2026.

•
The interim management report includes a fair review of the development and performance of the Group’s business and of the financial position as a whole and a description of the principal risks and uncertainties for the remaining nine months of 2026.

•	The interim management report includes a fair review of the material related party transactions which have taken place in the period and material changes to those described in the last annual report.

By order of the Board of Directors

Jacob Meldgaard
Executive Director 13 May 2026

Disclaimer

The interim report has been prepared solely to provide additional information to shareholders to assess the Group’s strategies and the potential for those strategies to succeed. The interim report should not be relied on by any other party or for any other purpose.

The interim report contains certain forward-looking statements. These statements are made by the Directors in good faith based on the information available to them up to the time of their approval of this report. Such statements should be treated with caution due to the inherent uncertainties, including both economic and business risk factors, underlying any such forward-looking statements.

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2026	10

Safe Harbor Statement as to the Future

Matters discussed in this release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions  and other statements, which are statements other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “targets,” “projects,” “forecasts,” “potential,” “continue,” “possible,” “likely,” “may,” “could,” “should” and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this annual report are based upon various assumptions, many of which are, in turn, based upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs, or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, our future operating or financial results; changes in governmental rules and regulations or actions taken by regulatory authorities; inflationary pressure and central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates; general domestic and international political conditions or events, including “trade wars” and the war between Russia and Ukraine, the conflicts in the Middle East, international sanctions against Russian oil and oil products; changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters;

changes in the supply and demand for vessels comparable to ours and the number of newbuildings under construction; the highly cyclical nature of the industry that we operate in; the loss of a large customer or significant business relationship; changes in worldwide oil production and consumption and storage; risks associated with any future vessel construction; our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned; availability of skilled crew members other employees and the related labor costs; work stoppages or other labor disruptions by our employees or the employees of other companies in related industries; effects of new products and new technology in our industry; new environmental regulations and restrictions; the impact of an interruption in or failure of our information technology and communications systems, including the impact of cyber-attacks, upon our ability to operate; potential conflicts of interest involving members of our Board of Directors and Senior Management; the failure of counterparties to fully perform their contracts with us; changes in credit risk with respect to our counterparties on contracts; adequacy of insurance coverage; our ability to obtain indemnities from customers; changes in laws, treaties or regulations; our incorporation under the laws of England and Wales and the different rights to relief that may be available compared to other countries, including the United States; government requisition of our vessels during a period of war or emergency; the arrest of our vessels by maritime claimants; any further changes in U.S. trade policy that could trigger retaliatory actions by the affected countries; the impact of the U.S. presidential and congressional election results affecting the economy, future government laws and regulations and trade policy matters, such as the imposition of tariffs and other import restrictions; potential disruption of shipping routes due to accidents, climate-related incidents, adverse weather and natural disasters, environmental factors, political events, public health threats, acts by terrorists or acts of piracy on ocean-going vessels; damage to storage and receiving facilities; potential liability from future litigation and potential costs due to environmental damage and vessel collisions; and the length and number of off-hire periods and dependence on third-party managers.

In the light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2026	11
 Safe Harbor Statement as to the Future  Matters discussed in this release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are statements other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “targets,” “projects,” “forecasts,” “potential,” “continue,” “possible,” “likely,” “may,” “could,” “should” and similar expressions or phrases may identify forward-looking statements.  The forward-looking statements in this annual report are based upon various assumptions, many of which are, in turn, based upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs, or projections.  Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, our future operating or financial results; changes in governmental rules and regulations or actions taken by regulatory authorities; inflationary pressure and central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates; general domestic and international political conditions or events, including “trade wars” and the war between Russia and Ukraine, the conflicts in the Middle East, international sanctions against Russian oil and oil products; changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters;  TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2026  10  changes in the supply and demand for vessels comparable to ours and the number of newbuildings under construction; the highly cyclical nature of the industry that we operate in; the loss of a large customer or significant business relationship; changes in worldwide oil production and consumption and storage; risks associated with any future vessel construction; our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned; availability of skilled crew members other employees and the related labor costs; work stoppages or other labor disruptions by our employees or the employees of other companies in related industries; effects of new products and new technology in our industry; new environmental regulations and restrictions; the impact of an interruption in or failure of our information technology and communications systems, including the impact of cyber-attacks, upon our ability to operate; potential conflicts of interest involving members of our Board of Directors and Senior Management; the failure of counterparties to fully perform their contracts with us; changes in credit risk with respect to our counterparties on contracts; adequacy of insurance coverage; our ability to obtain indemnities from customers; changes in laws, treaties or regulations; our incorporation under the laws of England and Wales and the different rights to relief that may be available compared to other countries, including the United States; government requisition of our vessels during a period of war or emergency; the arrest of our vessels by maritime claimants; any further changes in U.S. trade policy that could trigger retaliatory actions by the affected countries; the impact of the U.S. presidential and congressional election results affecting the economy, future government laws and regulations and trade policy matters, such as the imposition of tariffs and other import restrictions; potential disruption of shipping routes due to accidents, climate-related incidents, adverse weather and natural disasters, environmental factors, political events, public health threats, acts by terrorists or acts of piracy on ocean-going vessels; damage to storage and receiving facilities; potential liability from future litigation and potential costs due to environmental damage and vessel collisions; and the length and number of off-hire periods and dependence on third-party managers.  In the light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may  vary materially from those projected in the forward-looking statements. Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Condensed Consolidated Income Statement

USDm	Note	Q1 2026	Q1 2025	FY 2025
Revenue		402.0	329.1	1,339.5
Port expenses, bunkers, commissions, and other cost of goods and services sold		-114.5	-110.4	-421.6
Operating expenses	2	-67.6	-66.4	-252.4
Profit from sale of vessels	3	4.0	9.4	19.0
Administrative expenses	2, 3	-23.0	-25.9	-113.8
Other operating income and expenses		0.1	-0.2	0.1
Depreciation and amortization	3	-59.7	-53.3	-214.5
Operating profit (EBIT)		141.3	82.3	356.3
Financial income		1.6	3.8	13.3
Financial expenses		-18.9	-17.8	-74.4
Profit before tax		124.0	68.3	295.2
Tax		-1.6	-5.4	-9.2
Net profit for the period		122.4	62.9	286.0
Net profit for the period attributable to:
TORM plc shareholders		122.4	62.3	285.3
Non-controlling interest		—	0.6	0.7
Net profit for the period Earnings per share		122.4	62.9	286.0
Basic earnings per share (USD)	7	1.21	0.64	2.91
Diluted earnings per share (USD)	7	1.18	0.62	2.85
 TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2026  10  Condensed Consolidated Income Statement  USDm  Note  Q1 2026  Q1 2025  FY 2025  Revenue  402.0  329.1  1,339.5  Port expenses, bunkers, commissions, and other cost of goods and services sold  -114.5  -110.4  -421.6  Operating expenses  2  -67.6  -66.4  -252.4  Profit from sale of vessels  3  4.0  9.4  19.0  Administrative expenses  2, 3  -23.0  -25.9  -113.8  Other operating income and expenses  0.1  -0.2  0.1  Depreciation and amortization  3  -59.7  -53.3  -214.5  Operating profit (EBIT)  141.3  82.3  356.3  Financial income  1.6  3.8  13.3  Financial expenses  -18.9  -17.8  -74.4  Profit before tax  124.0  68.3  295.2  Tax  -1.6  -5.4  -9.2  Net profit for the period  122.4  62.9  286.0  Net profit for the period attributable to:  TORM plc shareholders  122.4  62.3  285.3  Non-controlling interest  —  0.6  0.7  Net profit for the period  Earnings per share  122.4  62.9  286.0  Basic earnings per share (USD)  7  1.21  0.64  2.91  Diluted earnings per share (USD)  7  1.18  0.62  2.85  Segment reporting, notes 1, 6 and 8-11 are on pages 18 to 25.

Segment reporting, notes 1, 6 and 8-11 are on pages 18 to 25.

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2026	12

Condensed Consolidated Statement of Comprehensive Income

USDm	Q1 2026	Q1 2025	FY 2025
Net profit for the period	122.4	62.9	286.0
Other comprehensive income:
Items that may be reclassified to profit or loss:
Exchange rate adjustment arising from translation of entities having a functional currency different from USD	-0.3	0.2	0.9
Fair value adjustment on hedging instruments	2.4	-0.7	1.1
Fair value adjustment on hedging instruments transferred to income statement	-2.4	-3.3	-13.9
Tax on other comprehensive income	-0.4	1.6	3.9
Other comprehensive income/(loss) after tax	-0.7	-2.2	-8.0
Total comprehensive income for the period	121.7	60.7	278.0
Total comprehensive income for the period attributable to:
TORM plc shareholders	121.7	60.1	277.0
Non-controlling interest	—	0.6	1.0
Total comprehensive income for the period	121.7	60.7	278.0
 TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2026  10  Condensed Consolidated Statement of Comprehensive Income  USDm  Q1 2026  Q1 2025  FY 2025  Net profit for the period  122.4  62.9  286.0  Other comprehensive income:  Items that may be reclassified to profit or loss:  Exchange rate adjustment arising from translation of entities having a functional currency different from USD  -0.3  0.2  0.9  Fair value adjustment on hedging instruments  2.4  -0.7  1.1  Fair value adjustment on hedging instruments transferred to income statement  -2.4  -3.3  -13.9  Tax on other comprehensive income  -0.4  1.6  3.9  Other comprehensive income/(loss) after tax  -0.7  -2.2  -8.0  Total comprehensive income for the period  121.7  60.7  278.0  Total comprehensive income for the period attributable to:  TORM plc shareholders  121.7  60.1  277.0  Non-controlling interest  —  0.6  1.0  Total comprehensive income for the period  121.7  60.7  278.0

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2026	13

Condensed Consolidated Balance Sheet

USDm	Note	31 March 2026	31 March 2025	31 December 2025
ASSETS Intangible assets Goodwill Other intangible assets		1.8 3.9	1.7 2.5	1.8 4.0
Total intangible assets		5.7	4.2	5.8
Tangible fixed assets
Land and buildings		9.0	8.9	9.7
Vessels and capitalized dry-docking	3	2,889.5	2,769.3	2,792.2
Prepayments on vessels	4	38.9	—	14.1
Other non-current assets under construction		2.6	2.4	3.4
Other plant and operating equipment		2.1	2.6	2.5
Total tangible fixed assets		2,942.1	2,783.2	2,821.9
Financial assets
Investments in joint ventures		—	0.1	—
Loan receivables		4.4	4.5	4.4
Deferred tax asset		0.5	0.3	0.3
Other investments		4.1	0.2	2.7
Total financial assets		9.0	5.1	7.4
Total non-current assets		2,956.8	2,792.5	2,835.1
Inventories		82.5	72.5	66.5
Trade receivables		249.6	196.3	214.7
Other receivables		32.7	32.7	23.7
Prepayments		14.3	30.4	39.1
Cash and cash equivalents incl. restricted cash		196.4	362.3	163.5
Current assets excl. assets held for sale		575.5	694.2	507.5
Assets held for sale	3	—	—	24.4
Total current assets		575.5	694.2	531.9
TOTAL ASSETS		3,532.3	3,486.7	3,367.0

USDm	Note	31 March 2026	31 March 2025	31 December 2025
EQUITY AND LIABILITIES
Equity
Common shares		1.0	1.0	1.0
Share premium		126.5	271.1	110.2
Treasury shares		—	-4.2	—
Hedging reserves		6.2	13.2	6.6
Translation reserves		-0.5	-0.7	-0.2
Other reserves		224.7	320.0	296.1
Retained profit		1,915.1	1,541.0	1,788.9
Equity attributable to TORM plc shareholders		2,273.0	2,141.4	2,202.6
Non-controlling interests		—	0.8	—
Total equity		2,273.0	2,142.2	2,202.6
Liabilities
Non-current tax liability related to held-over gains		45.2	45.2	45.2
Deferred tax liability		0.2	0.2	0.2
Borrowings	5	795.1	1,020.9	714.3
Other non-current liabilities		7.9	6.0	3.3
Total non-current liabilities		848.4	1,072.3	763.0
Borrowings	5	286.7	161.4	288.8
Trade payables		67.2	53.1	41.0
Current tax liabilities		0.7	0.9	0.3
Other liabilities		53.2	50.7	68.3
Provisions		0.5	0.7	0.7
Prepayments from customers		2.6	5.4	2.3
Total current liabilities		410.9	272.2	401.4
Total liabilities		1,259.3	1,344.5	1,164.4

TOTAL EQUITY AND LIABILITIES		3,532.3	3,486.7	3,367.0

Segment reporting, notes 1, 6 and 8-11 are on pages 18 to 25.

 TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2026  10  Condensed Consolidated Balance Sheet  USDm  Note  31 March  2026  31 March  2025  31 December  2025  ASSETS  Intangible assets  Goodwill  Other intangible assets  1.8  3.9  1.7  2.5  1.8  4.0  Total intangible assets  5.7  4.2  5.8  Tangible fixed assets  Land and buildings  9.0  8.9  9.7  Vessels and capitalized dry-docking  3  2,889.5  2,769.3  2,792.2  Prepayments on vessels  4  38.9  —  14.1  Other non-current assets under construction  2.6  2.4  3.4  Other plant and operating equipment  2.1  2.6  2.5  Total tangible fixed assets  2,942.1  2,783.2  2,821.9  Financial assets  Investments in joint ventures  —  0.1 —  Loan receivables  4.4  4.5  4.4  Deferred tax asset  0.5  0.3  0.3  Other investments  4.1  0.2  2.7  Total financial assets  9.0  5.1  7.4  Total non-current assets  2,956.8  2,792.5  2,835.1  Inventories  82.5  72.5  66.5  Trade receivables  249.6  196.3  214.7  Other receivables  32.7  32.7  23.7  Prepayments  14.3  30.4  39.1  Cash and cash equivalents incl. restricted cash  196.4  362.3  163.5  Current assets excl. assets held for sale  575.5  694.2  507.5  Assets held for sale  3  —  —  24.4  Total current assets  575.5  694.2  531.9  TOTAL ASSETS  3,532.3  3,486.7  3,367.0  USDm  Note  31 March  2026  31 March  2025  31 December  2025  EQUITY AND LIABILITIES  Equity  Common shares  1.0  1.0  1.0  Share premium  126.5  271.1  110.2  Treasury shares  —  -4.2  —  Hedging reserves  6.2  13.2  6.6  Translation reserves  -0.5  -0.7  -0.2  Other reserves  224.7  320.0  296.1  Retained profit  1,915.1  1,541.0  1,788.9  Equity attributable to TORM plc shareholders  2,273.0  2,141.4 2,202.6  Non-controlling interests  —  0.8 —  Total equity  2,273.0  2,142.2  2,202.6  Liabilities  Non-current tax liability related to held-over gains  45.2  45.2  45.2  Deferred tax liability  0.2  0.2  0.2  Borrowings  5  795.1  1,020.9  714.3  Other non-current liabilities  7.9  6.0  3.3  Total non-current liabilities  848.4  1,072.3  763.0  Borrowings  5  286.7  161.4  288.8  Trade payables  67.2  53.1  41.0  Current tax liabilities  0.7  0.9  0.3  Other liabilities  53.2  50.7  68.3  Provisions  0.5  0.7  0.7  Prepayments from customers  2.6  5.4  2.3  Total current liabilities  410.9  272.2  401.4  Total liabilities  1,259.3  1,344.5  1,164.4  TOTAL EQUITY AND LIABILITIES  3,532.3  3,486.7  3,367.0  Segment reporting, notes 1, 6 and 8-11 are on pages 18 to 25.
TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2026	14

Condensed Consolidated Statement of Changes in Equity

01 January-31 March

 TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2026  10  Condensed Consolidated Statement of Changes in Equity  01 January-31 March  USDm  Common shares  Share premium  Treasury shares  Hedging reserves  Translation reserves  Other reserves  Retained  profit  Equity attributable to shareholders of TORM plc  Non-controlling interest  Total  Equity as of 01 January 2026  1.0  110.2  —  6.6  -0.2  296.1  1,788.9  2,202.6  —  2,202.6  Comprehensive income/loss for the period:  Net profit for the period  —  —  —  —  —  —  122.4  122.4  —  122.4  Other comprehensive income for the period  —  —  —  —  -0.3  —  —  -0.3  —  -0.3  Tax on other comprehensive income  —  —  —  -0.4  —  —  —  -0.4  —  -0.4  Total comprehensive income/(loss) for the period  —  —  —  -0.4  -0.3  —  122.4  121.7  —  121.7  Capital increase  —  16.3  —  —  —  —  —  16.3  —  16.3  Share-based compensation  —  —  —  —  —  —  3.8  3.8  —  3.8  Dividend paid  —  —  —  —  —  -71.4  —  -71.4  —  -71.4  Total changes in equity for the period  —  16.3  —  -0.4  -0.3  -71.4  126.2  70.4  —  70.4  Equity as of 31 March 2026  1.0  126.5  —  6.2  -0.5  224.7  1,915.1  2,273.0  —  2,273.0

USDm	Common shares	Share premium	Treasury shares	Hedging reserves	Translation reserves	Other reserves	Retained profit	Equity attributable to shareholders of TORM plc	Non- controlling interest	Total
Equity as of 01 January 2026	1.0	110.2	—	6.6	-0.2	296.1	1,788.9	2,202.6	—	2,202.6
Comprehensive income/loss for the period: Net profit for the period	—	—	—	—	—	—	122.4	122.4	—	122.4
Other comprehensive income for the period	—	—	—	—	-0.3	—	—	-0.3	—	-0.3
Tax on other comprehensive income	—	—	—	-0.4	—	—	—	-0.4	—	-0.4
Total comprehensive income/(loss) for the period	—	—	—	-0.4	-0.3	—	122.4	121.7	—	121.7
Capital increase	—	16.3	—	—	—	—	—	16.3	—	16.3
Share-based compensation	—	—	—	—	—	—	3.8	3.8	—	3.8
Dividend paid	—	—	—	—	—	-71.4	—	-71.4	—	-71.4
Total changes in equity for the period	—	16.3	—	-0.4	-0.3	-71.4	126.2	70.4	—	70.4
Equity as of 31 March 2026	1.0	126.5	—	6.2	-0.5	224.7	1,915.1	2,273.0	—	2,273.0

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2026	15

 TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2026  10  Condensed Consolidated Statement of Changes in Equity  USDm  Common shares  Share premium  Treasury shares  Hedging reserves  Translation reserves  Other reserves  Retained  profit  Equity attributable to shareholders of TORM plc  Non-controlling interest  Total  Equity as of 01 January 2025  1.0  271.0  -4.2  15.5  -0.8  320.0  1,471.5  2,074.0  0.8  2,074.8  Comprehensive income/(loss) for the period:  Net profit/(loss) for the period  —  —  —  —  —  —  62.3  62.3  0.6  62.9  Other comprehensive income for the period  —  —  —  -3.9  0.1  —  —  -3.8  0.1  -3.7  Tax on other comprehensive income  —  —  —  1.6  —  —  —  1.6  —  1.6  Total comprehensive income/(loss) for the period  —  —  —  -2.3  0.1  —  62.3  60.1  0.7  60.8  Capital increase  —  0.2  —  —  —  —  —  0.2  —  0.2  Transaction costs of capital increase  —  -0.1  —  —  —  —  —  -0.1  —  -0.1  Share-based compensation  —  —  —  —  —  —  7.9  7.9  —  7.9  Total changes in equity for the period  —  0.1  —  -2.3  0.1  —  70.2  68.1  0.7  68.8  Transactions with non-controlling interests  —  —  —  —  —  —  -0.7  -0.7  -0.7  -1.4  Equity as of 31 March 2025  1.0  271.1  -4.2  13.2  -0.7  320.0  1,541.0  2,141.4  0.8  2,142.2
 Condensed Consolidated Statement of Changes in Equity

USDm	Common shares	Share premium	Treasury shares	Hedging reserves	Translation reserves	Other reserves	Retained profit	Equity attributable to shareholders of TORM plc	Non- controlling interest	Total
Equity as of 01 January 2025	1.0	271.0	-4.2	15.5	-0.8	320.0	1,471.5	2,074.0	0.8	2,074.8
Comprehensive income/(loss) for the period: Net profit/(loss) for the period	—	—	—	—	—	—	62.3	62.3	0.6	62.9
Other comprehensive income for the period	—	—	—	-3.9	0.1	—	—	-3.8	0.1	-3.7
Tax on other comprehensive income	—	—	—	1.6	—	—	—	1.6	—	1.6
Total comprehensive income/(loss) for the period	—	—	—	-2.3	0.1	—	62.3	60.1	0.7	60.8
Capital increase	—	0.2	—	—	—	—	—	0.2	—	0.2
Transaction costs of capital increase	—	-0.1	—	—	—	—	—	-0.1	—	-0.1
Share-based compensation	—	—	—	—	—	—	7.9	7.9	—	7.9
Total changes in equity for the period	—	0.1	—	-2.3	0.1	—	70.2	68.1	0.7	68.8
Transactions with non-controlling interests	—	—	—	—	—	—	-0.7	-0.7	-0.7	-1.4
Equity as of 31 March 2025	1.0	271.1	-4.2	13.2	-0.7	320.0	1,541.0	2,141.4	0.8	2,142.2

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2026	16

 TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2026  10  Condensed Consolidated Cash Flow Statement  USDm  Q1 2026  Q1 2025  FY 2025  Cash flow from operating activities  Net profit for the period  122.4  62.9  286.0  Adjustments:  Profit from sale of vessels  -4.0  -9.4  -19.0  Depreciation and amortization  59.7  53.3  214.5  Financial income  -1.6  -3.8  -13.3  Financial expenses  18.9  17.8  74.4  Tax  1.6  5.4  9.2  Other non-cash movements  7.6  9.9  41.4  Interest received and realized exchange gains  1.5  3.9  11.9  Interest paid and realized exchange losses  -21.2  -22.2  -70.0  Income taxes paid  -1.7  -1.1  -2.7  Change in inventories, receivables and payables, etc.  -47.3  -33.6  -33.5  Net cash flow from operating activities  135.9  83.1  498.9  USDm  Q1 2026  Q1 2025  FY 2025  Cash flow from investing activities  Investment in tangible fixed assets¹⁾  -183.2  -27.8  -308.5  Investment in intangible fixed assets  -1.1  -0.2  -1.8  Sale of tangible fixed assets  29.3  63.3  143.8  Change in restricted cash  2.4  8.1  13.9  Net cash flow from investing activities  -152.6  43.4  -152.6  Cash flow from financing activities  Proceeds, borrowings  204.0  2.2  338.0  Repayment, borrowings  -96.9  -48.2  -567.7  Vessel lease extinguishment prepayment  —  —  -29.1  Dividend paid  -71.4  —  -199.7  Capital increase¹⁾  16.3  0.2  2.3  Transaction costs share issue  —  -0.1  -0.1  Transactions with non-controlling interests  —  -1.4  -3.8  Net cash flow from financing activities  52.0  -47.3  -460.1  Net cash flow from operating, investing and financing activities  35.3  79.2  -113.8  Cash and cash equivalents beginning balance  158.1  271.9  271.9  Cash and cash equivalents ending balance  193.4  351.1  158.1  Restricted cash equivalents ending balance  3.0  11.2  5.4  Cash and cash equivalents including restricted cash ending balance  196.4  362.3  163.5  1) In 2025, share capital was increased by USD 19.3m, including an USD 17.0m non-cash share issue in relation to the purchase of one vessel. No such transactions in the first three months of 2025 and first three months of 2026.
Condensed Consolidated Cash Flow Statement

USDm	Q1 2026	Q1 2025	FY 2025
Cash flow from operating activities
Net profit for the period	122.4	62.9	286.0
Adjustments:
Profit from sale of vessels	-4.0	-9.4	-19.0
Depreciation and amortization	59.7	53.3	214.5
Financial income	-1.6	-3.8	-13.3
Financial expenses	18.9	17.8	74.4
Tax	1.6	5.4	9.2
Other non-cash movements	7.6	9.9	41.4
Interest received and realized exchange gains	1.5	3.9	11.9
Interest paid and realized exchange losses	-21.2	-22.2	-70.0
Income taxes paid	-1.7	-1.1	-2.7
Change in inventories, receivables and payables, etc.	-47.3	-33.6	-33.5
Net cash flow from operating activities	135.9	83.1	498.9

USDm	Q1 2026	Q1 2025	FY 2025
Cash flow from investing activities
Investment in tangible fixed assets¹⁾	-183.2	-27.8	-308.5
Investment in intangible fixed assets	-1.1	-0.2	-1.8
Sale of tangible fixed assets	29.3	63.3	143.8
Change in restricted cash	2.4	8.1	13.9
Net cash flow from investing activities	-152.6	43.4	-152.6
Cash flow from financing activities
Proceeds, borrowings	204.0	2.2	338.0
Repayment, borrowings	-96.9	-48.2	-567.7
Vessel lease extinguishment prepayment	—	—	-29.1
Dividend paid	-71.4	—	-199.7
Capital increase¹⁾	16.3	0.2	2.3
Transaction costs share issue	—	-0.1	-0.1
Transactions with non-controlling interests	—	-1.4	-3.8
Net cash flow from financing activities	52.0	-47.3	-460.1

Net cash flow from operating, investing and financing activities	35.3	79.2	-113.8
Cash and cash equivalents beginning balance	158.1	271.9	271.9
Cash and cash equivalents ending balance	193.4	351.1	158.1
Restricted cash equivalents ending balance	3.0	11.2	5.4
Cash and cash equivalents including restricted cash ending balance	196.4	362.3	163.5

1⁾ In 2025, share capital was increased by USD 19.3m, including an USD 17.0m non-cash share issue in relation to the purchase of one vessel. No such transactions in the first three months of 2025 and first three months of 2026.

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2026	17

  TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2026  10  Segment Reporting – Condensed Consolidated Income Statement  USDm  Tanker segment  Q1 2026  Marine Inter-  Engineering segment segment elimination  Total  Tanker segment  Q1 2025  Marine Inter-  Engineering segment segment elimination  Total  Tanker segment  FY 2025  Marine Inter-  Engineering segment segment elimination  Total  Revenue  395.8  8.1  -1.9  402.0  313.3  19.6  -3.8  329.1  1,314.2  37.2  -11.9  1,339.5  Port expenses, bunkers and commissions  -109.7  —  —  -109.7  -99.3  —  —  -99.3  -404.5  —  —  -404.5  Other cost of goods and services sold  —  -5.9  1.1  -4.8  —  -13.5  2.4  -11.1  —  -24.6  7.5  -17.1  Operating expenses  -67.7  —  0.1  -67.6  -66.5  —  0.1  -66.4  -253.1  —  0.7  -252.4  Profit from sale of vessels  4.0  —  —  4.0  9.0  —  0.4  9.4  17.8  —  1.2  19.0  Administrative expenses  -21.1  -1.9  —  -23.0  -24.1  -1.8  —  -25.9  -106.5  -7.3  —  -113.8  Other operating income and expenses  —  0.1  —  0.1  -0.2  —  —  -0.2  —  0.1  —  0.1  Depreciation and amortization  -59.0  -0.7  —  -59.7  -53.1  -0.2  —  -53.3  -213.5  -1.0  —  -214.5  Operating profit (EBIT)  142.3  -0.3  -0.7  141.3  79.1  4.1  -0.9  82.3  354.4  4.4  -2.5  356.3  Financial income  1.6  —  —  1.6  3.8  —  —  3.8  13.1  0.2  —  13.3  Financial expenses  -18.9  —  —  -18.9  -17.7  -0.1  —  -17.8  -74.2  -0.2  —  -74.4  Profit before tax  125.0  -0.3  -0.7  124.0  65.2  4.0  -0.9  68.3  293.3  4.4  -2.5  295.2  Tax  -1.7  0.1  —  -1.6  -4.8  -0.6  —  -5.4  -8.5  -0.7  —  -9.2  Net profit for the period  123.3  -0.2  -0.7  122.4  60.4  3.4  -0.9  62.9  284.8  3.7  -2.5  286.0

Segment Reporting – Condensed Consolidated Income Statement

	Q1 2026				Q1 2025				FY 2025
USDm	Tanker segment	Marine Engineering segment	Inter- segment elimination	Total	Tanker segment	Marine Engineering segment		Total	Tanker segment	Marine Engineering segment	Inter- segment elimination	Total
Revenue	395.8	8.1	-1.9	402.0	313.3	19.6	-3.8	329.1	1,314.2	37.2	-11.9	1,339.5
Port expenses, bunkers and commissions	-109.7	—	—	-109.7	-99.3	—	—	-99.3	-404.5	—	—	-404.5
Other cost of goods and services sold	—	-5.9	1.1	-4.8	—	-13.5	2.4	-11.1	—	-24.6	7.5	-17.1
Operating expenses	-67.7	—	0.1	-67.6	-66.5	—	0.1	-66.4	-253.1	—	0.7	-252.4
Profit from sale of vessels	4.0	—	—	4.0	9.0	—	0.4	9.4	17.8	—	1.2	19.0
Administrative expenses	-21.1	-1.9	—	-23.0	-24.1	-1.8	—	-25.9	-106.5	-7.3	—	-113.8
Other operating income and expenses	—	0.1	—	0.1	-0.2	—	—	-0.2	—	0.1	—	0.1
Depreciation and amortization	-59.0	-0.7	—	-59.7	-53.1	-0.2	—	-53.3	-213.5	-1.0	—	-214.5
Operating profit (EBIT)	142.3	-0.3	-0.7	141.3	79.1	4.1	-0.9	82.3	354.4	4.4	-2.5	356.3
Financial income	1.6	—	—	1.6	3.8	—	—	3.8	13.1	0.2	—	13.3
Financial expenses	-18.9	—	—	-18.9	-17.7	-0.1	—	-17.8	-74.2	-0.2	—	-74.4
Profit before tax	125.0	-0.3	-0.7	124.0	65.2	4.0	-0.9	68.3	293.3	4.4	-2.5	295.2
Tax	-1.7	0.1	—	-1.6	-4.8	-0.6	—	-5.4	-8.5	-0.7	—	-9.2
Net profit for the period	123.3	-0.2	-0.7	122.4	60.4	3.4	-0.9	62.9	284.8	3.7	-2.5	286.0

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2026	18

Segment Reporting – Condensed Consolidated Balance Sheet

	31 March 2026				31 March 2025				31 December 2025
USDm	Tanker segment	Marine Engineering segment	Inter- segment elimination	Total	Tanker segment	Marine Engineering segment	Inter- segment elimination	Total	Tanker segment	Marine Engineering segment	Inter- segment elimination	Total
ASSETS
Intangible assets
Goodwill	—	1.8	—	1.8	—	1.7	—	1.7	—	1.8	—	1.8
Other intangible assets	1.7	2.2	—	3.9	1.6	0.9	—	2.5	1.6	2.4	—	4.0
Total intangible assets	1.7	4.0	—	5.7	1.6	2.6	—	4.2	1.6	4.2	—	5.8
Tangible fixed assets
Land and buildings	7.0	2.0	—	9.0	8.6	0.3	—	8.9	7.7	2.0	—	9.7
Vessels and capitalized dry-docking	2,904.6	—	-15.1	2,889.5	2,786.3	—	-17.0	2,769.3	2,806.8	—	-14.6	2,792.2
Prepayments on vessels	38.9	—	—	38.9	—	—	—	—	14.1	—	—	14.1
Other non-current assets under
construction	—	2.6	—	2.6	—	2.5	-0.1	2.4	—	3.4	—	3.4
Other plant and operating equipment	1.2	0.9	—	2.1	1.4	1.2	—	2.6	1.4	1.1	—	2.5
Total tangible fixed assets	2,951.7	5.5	-15.1	2,942.1	2,796.3	4.0	-17.1	2,783.2	2,830.0	6.5	-14.6	2,821.9
Financial assets
Investments in joint ventures	—	—	—	—	0.1	—	—	0.1	—	—	—	—
Loan receivables	4.4	—	—	4.4	4.5	—	—	4.5	4.4	—	—	4.4
Deferred tax asset	0.5	—	—	0.5	0.3	—	—	0.3	0.3	—	—	0.3
Other investments	4.1	—	—	4.1	0.2	—	—	0.2	2.7	—	—	2.7
Total financial assets	9.0	—	—	9.0	5.1	—	—	5.1	7.4	—	—	7.4
Total non-current assets	2,962.4	9.5	-15.1	2,956.8	2,803.0	6.6	-17.1	2,792.5	2,839.0	10.7	-14.6	2,835.1
Inventories	79.2	3.3	—	82.5	68.6	3.9	—	72.5	63.8	2.7	—	66.5
Trade receivables	242.6	7.0	—	249.6	186.3	10.0	—	196.3	209.8	4.9	—	214.7
Other receivables	24.5	8.2	—	32.7	28.9	3.8	—	32.7	16.9	6.8	—	23.7
Prepayments	13.7	0.6	—	14.3	29.8	0.6	—	30.4	38.4	0.7	—	39.1
Cash and cash equivalents incl. restricted cash	190.1	6.3	—	196.4	356.3 6.0		—	362.3	155.6	7.9	—	163.5
Current assets excl. assets held for sale	550.1	25.4	—	575.5	669.9	24.3	—	694.2	484.5	23.0	—	507.5
Assets held for sale	—	—	—	—	—	—	—	—	24.4	—	—	24.4
Total current assets	550.1	25.4	—	575.5	669.9	24.3	—	694.2	508.9	23.0	—	531.9
TOTAL ASSETS	3,512.5	34.9	-15.1	3,532.3	3,472.9	30.9	-17.1	3,486.7	3,347.9	33.7	-14.6	3,367.0

 TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2026  10  Segment Reporting – Condensed Consolidated Balance Sheet  USDm  Tanker segment  31 March 2026 Marine Inter-  Engineering segment segment elimination  Total  Tanker segment  31 March 2025 Marine Inter-  Engineering segment segment elimination  Total  Tanker segment  31 December 2025 Marine Inter-  Engineering segment segment elimination  Total  ASSETS  Intangible assets  Goodwill  —  1.8  —  1.8  —  1.7  —  1.7  —  1.8  —  1.8  Other intangible assets  1.7  2.2  —  3.9  1.6  0.9  —  2.5  1.6  2.4  —  4.0  Total intangible assets  1.7  4.0  —  5.7  1.6  2.6  —  4.2  1.6  4.2  —  5.8  Tangible fixed assets  Land and buildings  7.0  2.0  —  9.0  8.6  0.3  —  8.9  7.7  2.0  —  9.7  Vessels and capitalized dry-docking  2,904.6  —  -15.1  2,889.5  2,786.3  —  -17.0  2,769.3  2,806.8  —  -14.6  2,792.2  Prepayments on vessels  38.9  —  —  38.9  —  —  —  —  14.1  —  —  14.1  Other non-current assets under  construction  —  2.6  —  2.6  —  2.5  -0.1  2.4  —  3.4  —  3.4  Other plant and operating equipment  1.2  0.9  —  2.1  1.4  1.2  —  2.6  1.4  1.1  —  2.5  Total tangible fixed assets  2,951.7  5.5  -15.1  2,942.1  2,796.3  4.0  -17.1  2,783.2  2,830.0  6.5  -14.6  2,821.9  Financial assets  Investments in joint ventures  —  —  —  —  0.1 —  —  0.1  —  —  —  —  Loan receivables  4.4  —  —  4.4  4.5 —  —  4.5  4.4  —  —  4.4  Deferred tax asset  0.5  —  —  0.5  0.3 —  —  0.3  0.3  —  —  0.3  Other investments  4.1  —  —  4.1  0.2 —  —  0.2  2.7  —  —  2.7  Total financial assets  9.0  —  —  9.0  5.1 —  —  5.1  7.4  —  —  7.4  Total non-current assets  2,962.4  9.5  -15.1  2,956.8  2,803.0  6.6  -17.1  2,792.5  2,839.0  10.7  -14.6  2,835.1  Inventories  79.2  3.3  —  82.5  68.6  3.9  —  72.5  63.8  2.7  —  66.5  Trade receivables  242.6  7.0  —  249.6  186.3  10.0  —  196.3  209.8  4.9  —  214.7  Other receivables  24.5  8.2  —  32.7  28.9  3.8  —  32.7  16.9  6.8  —  23.7  Prepayments  13.7  0.6  —  14.3  29.8  0.6  —  30.4  38.4  0.7  —  39.1  Cash and cash equivalents incl. restricted cash  190.1  6.3  —  196.4  356.3 6.0  —  362.3  155.6  7.9  —  163.5  Current assets excl. assets held for sale  550.1  25.4  —  575.5  669.9  24.3  —  694.2  484.5  23.0  —  507.5  Assets held for sale  —  —  —  —  —  —  —  —  24.4  —  —  24.4  Total current assets  550.1  25.4  —  575.5  669.9  24.3  —  694.2  508.9  23.0  —  531.9  TOTAL ASSETS  3,512.5  34.9  -15.1  3,532.3  3,472.9  30.9  -17.1  3,486.7  3,347.9  33.7  -14.6  3,367.0
TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2026	19

Segment Reporting – Condensed Consolidated Balance Sheet

	31 March 2026				31 March 2025				31 December 2025
USDm	Tanker segment	Marine Engineering segment	Inter- segment elimination	Total	Tanker segment	Marine Engineering segment	Inter- segment elimination	Total	Tanker segment	Marine Engineering segment	Inter- segment elimination	Total
EQUITY AND LIABILITIES
Total equity	2,268.0	18.0	-13.0	2,273.0	2,139.1	13.8	-10.7	2,142.2	2,196.5	18.4	-12.3	2,202.6
Liabilities
Non-current tax liability related to held-over gains	45.2	—	—	45.2	45.2	—	—	45.2	45.2	—	—	45.2
Deferred tax liability	—	0.2	—	0.2	—	0.2	—	0.2	—	0.2	—	0.2
Borrowings	793.5	1.6	—	795.1	1,019.8	1.1	—	1,020.9	712.8	1.5	—	714.3
Other non-current liabilities	7.3	0.6	—	7.9	5.5	0.5	—	6.0	2.7	0.6	—	3.3
Total non-current liabilities	846.0	2.4	—	848.4	1,070.5	1.8	—	1,072.3	760.7	2.3	—	763.0
Borrowings	282.0	4.7	—	286.7	157.8	3.6	—	161.4	285.2	3.6	—	288.8
Trade payables	63.0	4.2	—	67.2	49.3	3.8	—	53.1	38.8	2.2	—	41.0
Current tax liabilities	0.7	—	—	0.7	0.7	0.2	—	0.9	0.1	0.2	—	0.3
Other liabilities	52.4	0.8	—	53.2	50.1	0.6	—	50.7	66.6	1.7	—	68.3
Provisions	—	0.5	—	0.5	—	0.7	—	0.7	—	0.7	—	0.7
Prepayments from customers	0.4	4.3	-2.1	2.6	5.4	6.4	-6.4	5.4	—	4.6	-2.3	2.3
Total current liabilities	398.5	14.5	-2.1	410.9	263.3	15.3	-6.4	272.2	390.7	13.0	-2.3	401.4
Total liabilities	1,244.5	16.9	-2.1	1,259.3	1,333.8	17.1	-6.4	1,344.5	1,151.4	15.3	-2.3	1,164.4

TOTAL EQUITY AND LIABILITIES	3,512.5	34.9	-15.1	3,532.3	3,472.9	30.9	-17.1	3,486.7	3,347.9	33.7	-14.6	3,367.0

 TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2026  10  Segment Reporting – Condensed Consolidated Balance Sheet  USDm  Tanker segment  31 March 2026  Marine Inter-Engineering segment segment elimination  Total  Tanker segment  31 March 2025  Marine Inter-Engineering segment segment elimination  Total  Tanker segment  31 December 2025  Marine Inter-Engineering segment segment elimination  Total  EQUITY AND LIABILITIES  Total equity  2,268.0  18.0  -13.0  2,273.0  2,139.1  13.8  -10.7  2,142.2  2,196.5  18.4  -12.3  2,202.6  Liabilities  Non-current tax liability related to held-over gains  45.2  —  —  45.2  45.2  —  —  45.2  45.2  —  —  45.2  Deferred tax liability  —  0.2  —  0.2  —  0.2  —  0.2  —  0.2  —  0.2  Borrowings  793.5  1.6  —  795.1  1,019.8  1.1  —  1,020.9  712.8  1.5  —  714.3  Other non-current liabilities  7.3  0.6  —  7.9  5.5  0.5  —  6.0  2.7  0.6  —  3.3  Total non-current liabilities  846.0  2.4  —  848.4  1,070.5  1.8  —  1,072.3  760.7  2.3  —  763.0  Borrowings  282.0  4.7  —  286.7  157.8  3.6  —  161.4  285.2  3.6  —  288.8  Trade payables  63.0  4.2  —  67.2  49.3  3.8  —  53.1  38.8  2.2  —  41.0  Current tax liabilities  0.7  —  —  0.7  0.7  0.2  —  0.9  0.1  0.2  —  0.3  Other liabilities  52.4  0.8  —  53.2  50.1  0.6  —  50.7  66.6  1.7  —  68.3  Provisions  —  0.5  —  0.5  —  0.7  —  0.7  —  0.7  —  0.7  Prepayments from customers  0.4  4.3  -2.1  2.6  5.4  6.4  -6.4  5.4  —  4.6  -2.3  2.3  Total current liabilities  398.5  14.5  -2.1  410.9  263.3  15.3  -6.4  272.2  390.7  13.0  -2.3  401.4  Total liabilities  1,244.5  16.9  -2.1  1,259.3  1,333.8  17.1  -6.4  1,344.5  1,151.4  15.3  -2.3  1,164.4  TOTAL EQUITY AND LIABILITIES  3,512.5  34.9  -15.1  3,532.3  3,472.9  30.9  -17.1  3,486.7  3,347.9  33.7  -14.6  3,367.0
TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2026	20

 NOTE 1 - ACCOUNTING POLICIES AND GOING CONCERN  General Information  The information for the year ended 31 December 2025 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The Auditor's Report on those accounts was not qualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report and did not contain statements under section 498(2) or (3) of the Companies Act 2006.  The interim report for the first quarter and three months ended 31 March 2026 is unaudited.  Significant Accounting Policies  The interim report for the period 01 January-31 March 2026 is presented in accordance with IAS 34 "Interim Financial Reporting" (“IAS 34”) as adopted in the UK. The interim financial statements are also prepared in accordance with IAS 34 as issued by the International Accounting Standards Board (“IASB”) and IAS 34 as adopted by the EU, as applied to financial periods beginning on or after 01 January 2026 and the additional Danish disclosure requirements for interim reports of listed companies.  TORM has implemented the following standards and amendments issued by the IASB and adopted by the UK and the EU in the consolidated financial statements for 2026:  Annual Improvements to IFRS Accounting Standards - Volume 11 (January 2026)  Amendments to IFRS 9 and IFRS 7: Amendments to the Classification and Measurement of Financial Instruments (January 2026)  Amendments to IFRS 9 and IFRS 7: Contracts Referencing Nature dependent Electricity (January 2026)  For the new standards and amendments, it is assessed that application of these effective on 01 January 2026 has not had any material impact on the consolidated financial statements in 2026. The interim report has been prepared using the same accounting policies and methods of computation as in the Annual Report 2025.  For critical estimates and judgements, please refer to the Annual Report 2025, page 162.  NOTE 1 - continued Going Concern  As of 31 March 2026, TORM’s available liquidity including undrawn and committed facilities was USD 654.5m, including a total cash position of USD 196.4m (including restricted cash of USD 3.0m).  TORM’s net interest-bearing debt was USD 893.6m, and the net loan-to-value ratio was 25.1% (Tanker segment only). Further information on TORM’s objectives and policies for managing our capital, our financial risk management objectives, and our exposure to credit and liquidity risk can be found in Note 24 to the financial statements in the 2025 Annual Report.  TORM monitors our funding position throughout the year to ensure that we have access to sufficient funds to meet the forecasted cash requirements and loan commitments, and to monitor compliance with the financial covenants in our loan facilities, details of which are available in Note 2 to the financial statements in the 2025 Annual Report.  A key element for TORM’s financial performance in the going concern period relates to the increased geopolitical risks and trade disputes. TORM’s base case assumes that these dynamics will persist. TORM monitors the general development in the geopolitical situation and potential effects on the product tanker market. In the base case, TORM has sufficient liquidity and headroom for all the covenant limits. The principal risks and uncertainties facing TORM are set out on pages 14 to 17 in the 2025 Annual Report. In addition to the base case, TORM has developed a reverse stress case. The reverse stress case covers the lowest TCE rate that only just meet the minimum liquidity covenant and the lowest vessel values that do not breach any of the facilities’ minimum-security values in the period. In the reverse stress case, with TCE rates are significantly below the lowest rolling four-quarter average observed since 2000 on each vessel class basis accompanied by a corresponding decline in vessel values, TORM maintains sufficient headroom on liquidity and covenants throughout the going concern period.  The Board of Directors has considered TORM’s cash flow forecasts and the expected compliance with TORM’s financial covenants for the period until 30 June 2027. Based on this review, the Board of Directors has a reasonable expectation that taking reasonably possible changes in trading performance and vessel valuations into account, TORM will be able to continue in operation and comply with our financial covenants for the period until 30 June 2027. Accordingly, TORM continues to adopt the going concern basis in preparing our financial statements.  TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2026  10

NOTE 1 - ACCOUNTING POLICIES AND GOING CONCERN

General Information

The information for the year ended 31 December 2025 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The Auditor's Report on those accounts was not qualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report and did not contain statements under section 498(2) or (3) of the Companies Act 2006.

The interim report for the first quarter and three months ended 31 March 2026 is unaudited.

Significant Accounting Policies

The interim report for the period 01 January-31 March 2026 is presented in accordance with IAS 34 "Interim Financial Reporting" (“IAS 34”) as adopted in the UK. The interim financial statements are also prepared in accordance with IAS 34 as issued by the International Accounting Standards Board (“IASB”) and IAS 34 as adopted by the EU, as applied to financial periods beginning on or after 01 January 2026 and the additional Danish disclosure requirements for interim reports of listed companies.

TORM has implemented the following standards and amendments issued by the IASB and adopted by the UK and the EU in the consolidated financial statements for 2026:

• Annual Improvements to IFRS Accounting Standards - Volume 11 (January 2026)
• Amendments to IFRS 9 and IFRS 7: Amendments to the Classification and Measurement of Financial Instruments (January 2026)
• Amendments to IFRS 9 and IFRS 7: Contracts Referencing Nature dependent Electricity (January 2026)

For the new standards and amendments, it is assessed that application of these effective on 01 January 2026 has not had any material impact on the consolidated financial statements in 2026. The interim report has been prepared using the same accounting policies and methods of computation as in the Annual Report 2025.

For critical estimates and judgements, please refer to the Annual Report 2025, page 162.

NOTE 1 - continued Going Concern

As of 31 March 2026, TORM’s available liquidity including undrawn and committed facilities was USD 654.5m, including a total cash position of USD 196.4m (including restricted cash of USD 3.0m).

TORM’s net interest-bearing debt was USD 893.6m, and the net loan-to-value ratio was 25.1% (Tanker segment only). Further information on TORM’s objectives and policies for managing our capital, our financial risk management objectives, and our exposure to credit and liquidity risk can be found in Note 24 to the financial statements in the 2025 Annual Report.

TORM monitors our funding position throughout the year to ensure that we have access to sufficient funds to meet the forecasted cash requirements and loan commitments, and to monitor compliance with the financial covenants in our loan facilities, details of which are available in Note 2 to the financial statements in the 2025 Annual Report.

A key element for TORM’s financial performance in the going concern period relates to the increased geopolitical risks and trade disputes. TORM’s base case assumes that these dynamics will persist. TORM monitors the general development in the geopolitical situation and potential effects on the product tanker market. In the base case, TORM has sufficient liquidity and headroom for all the covenant limits. The principal risks and uncertainties facing TORM are set out on pages 14 to 17 in the 2025 Annual Report. In addition to the base case, TORM has developed a reverse stress case. The reverse stress case covers the lowest TCE rate that only just meet the minimum liquidity covenant and the lowest vessel values that do not breach any of the facilities’ minimum-security values in the period. In the reverse stress case, with TCE rates are significantly below the lowest rolling four-quarter average observed since 2000 on each vessel class basis accompanied by a corresponding decline in vessel values, TORM maintains sufficient headroom on liquidity and covenants throughout the going concern period.

The Board of Directors has considered TORM’s cash flow forecasts and the expected compliance with TORM’s financial covenants for the period until 30 June 2027. Based on this review, the Board of Directors has a reasonable expectation that taking reasonably possible changes in trading performance and vessel valuations into account, TORM will be able to continue in operation and comply with our financial covenants for the period until 30 June 2027. Accordingly, TORM continues to adopt the going concern basis in preparing our financial statements.

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2026	21

NOTE 2 - STAFF COSTS

Staff costs included in operating expenses relate to the 106 seafarers employed under Danish contracts (31 March 2025: 106, 31 December 2025: 105).

The average number of employees is calculated as a full-time equivalent (FTE).

USDm	Q1 2026	Q1 2025	FY 2025
Included in operating expenses Included in administrative expenses	2.5 17.6	2.4 20.8	9.9 87.4
Total staff costs	20.1	23.2	97.3

As at 31 March 2026 TORM has a pool of 3,819 (31 March 2025: 3,798, 31 December 2025: 3,804) seafarers.

The majority of seafarers on vessels are on short-term contracts. The average number of seafarers on board vessels on short-term contracts for the first three months of 2026 were on average 1,803 (31 March 2025: 1,814, 31 December 2025:1,753).

Total seafarers costs for the first three months of 2026 were USD 42.0m (31 March 2025: USD 37.7m, 31 December 2025: USD 148.7m) which are included in "Operating expenses" of which USD 39.5m (31 March 2025 :USD 35.3m, 31 December 2025: USD 138.8m) pertains to cost for seafarers on board vessels on short-term contracts and USD 2.5m (31 March 2025: USD 2.4m, 31 December 2025: USD 9.9m) pertains to cost for seafarers employed under the Danish contract as indicated in the staff costs table above.

Total compensation to the Board of Directors and the Senior Management Team, including the CEO, expensed during the period amounts to USD 3.8m (31 March 2025: USD 4.7m, 31 December 2025: USD 20.7m).

As announced on 26 February 2026, the Board of Directors agreed to grant a total of 1,356,087 (2025: 1,326,087) RSUs to certain employees. The vesting period of the program is three years. The exercise price is set at DKK 167.1 (2025: DKK 162.4). The exercise price is adjusted in the future by dividend payments. The exercise period is 360 days from each vesting date. The fair value of the RSUs granted was determined using the Black-Scholes model and amounts to USD 9.0m (31 March 2025: 3.3m). The average remaining contractual life for the restricted shares as of 31 March 2026 is 1.8 years (31 March 2025: 1.8 years, 31 December 2025: 1.5 years).

In addition to the RSUs granted to certain employees, the CEO was granted 255,200 (2025: 255,200) restricted stock options on similar terms as outlined above. The fair value of the CEO's options was determined using the Black-Scholes model and amounts to USD 1.9m (31 March 2025: USD 0.7m).

NOTE 3 - VESSELS AND CAPITALIZED DRY-DOCKING

USDm	31 March 2026	31 March 2025	31 December 2025
Cost
Balance as of beginning of period	3,551.1	3,500.9	3,500.9
Additions	141.3	28.6	298.4
Disposals	-0.6	-14.0	-29.7
Transferred from prepayments	14.1	—	3.4
Transferred to assets held for sale	—	-70.8	-221.9
Balance	3,705.9	3,444.7	3,551.1
Depreciation
Balance as of beginning of period	748.3	660.6	660.6
Disposals	-0.6	-14.0	-29.7
Depreciation for the period	58.1	51.9	209.1
Transferred to assets held for sale	—	-35.3	-91.7
Balance	805.8	663.2	748.3
Impairment
Balance as of beginning of period	10.6	13.6	13.6
Transferred to assets held for sale	—	-1.4	-3.0
Balance	10.6	12.2	10.6
Carrying amount	2,889.5	2,769.3	2,792.2

Included in the carrying amount for "Vessels and capitalized dry-docking" are capitalized dry-docking costs in the amount of USD 125.5m (31 March 2025: USD 115.7m, 31 December 2025: USD 132.8m).

Depreciation for the three months ended 31 March 2026 related to "Other plant and operating equipment" amounts to USD 0.6m (31 March 2025: USD 0.2m, 31 December 2025: USD 1.1m) and related to “Land and buildings”amounts to USD 0.7m (31 March 2025: USD 0.7m, 31 December 2025: USD 2.8m).

Impairment Assessment

For determination of the vessel values, TORM has carried out an impairment indicator assessment and has found no indication of impairment, and therefore, TORM does not find any need to reassess the recoverable amount as of 31 March 2026.

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2026	22
 NOTE 2 - STAFF COSTS  Staff costs included in operating expenses relate to the 106 seafarers employed under Danish contracts (31 March 2025: 106, 31 December 2025: 105).  The average number of employees is calculated as a full-time equivalent (FTE).  USDm  Q1 2026  Q1 2025  FY 2025  Included in operating expenses  Included in administrative expenses  2.5  17.6  2.4  20.8  9.9  87.4  Total staff costs  20.1  23.2  97.3  As at 31 March 2026 TORM has a pool of 3,819 (31 March 2025: 3,798, 31 December 2025: 3,804) seafarers.  The majority of seafarers on vessels are on short-term contracts. The average number of seafarers on board vessels on short-term contracts for the first three months of 2026 were on average 1,803 (31 March 2025: 1,814, 31 December 2025:1,753).  Total seafarers costs for the first three months of 2026 were USD 42.0m (31 March 2025: USD 37.7m, 31 December 2025: USD 148.7m) which are included in "Operating expenses" of which USD 39.5m (31 March 2025 :USD 35.3m, 31 December 2025: USD 138.8m) pertains to cost for seafarers on board vessels on short-term contracts and USD 2.5m (31 March 2025: USD 2.4m, 31 December 2025: USD 9.9m) pertains to cost for seafarers employed under the Danish contract as indicated in the staff costs table above.  Total compensation to the Board of Directors and the Senior Management Team, including the CEO, expensed during the period amounts to USD 3.8m (31 March 2025: USD 4.7m, 31 December 2025: USD 20.7m).  As announced on 26

NOTE 3 - continued

Non-current Assets Sold During the Period

USDm	31 March 2026	31 March 2025	31 December 2025
Assets held for sale Number of vessels held for sale end of period	—	—	1
Carrying amount	—	—	24.4
Sold and delivered during the year
Number of vessels	—	3	7
Vessel sales price (CF)	—	45.8	128.2
Carrying amount of vessels and capitalized dry-docking	—	-34.1	-102.8
Bunker and lube oil cost	—	-1.4	-3.6
Transaction costs (CF)	—	-0.9	-2.8
Profit on sale	—	9.4	19.0
Sold last year and delivered during the year
Number of vessels	1	—	—
Vessel sales price (CF)	30.1	—	—
Carrying amount of assets held for sale	-24.4	—	—
Bunker and lube oil cost	-0.9	—	—
Transaction costs (CF)	-0.8	—	—
Profit on sale	4.0	—	—

CF: Included in Sale of tangible fixed assets in Consolidated Cash Flow Statement

NOTE 4 - PREPAYMENTS ON VESSELS

USDm	31 March 2026	31 March 2025	31 December 2025
Balance as of beginning of period Additions Transferred to vessels	14.1 38.9 -14.1	— — —	— 17.5 -3.4
Carrying amount	38.9	—	14.1

NOTE 5 - BORROWINGS

USDm	31 March 2026	31 March 2025	31 December 2025
Falling due within one year	286.8	161.9	288.9
Falling due between one and two years	111.8	159.1	97.1
Falling due between two and three years	305.0	126.5	92.3
Falling due between three and four years	187.3	314.5	383.6
Falling due between four and five years	120.8	275.1	78.5
Falling due after five years	72.7	151.9	65.2
Total	1,084.4	1,189.0	1,005.6
Borrowing costs	-12.6	-16.2	-13.2
Right-of-use lease liabilities	10.0	9.5	10.7
Total borrowings	1,081.8	1,182.3	1,003.1

As of 31 March 2026, TORM was in compliance with financial covenants. TORM expects to remain in compliance with financial covenants in the remaining period of 2026.

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2026	23
 NOTE 2 - STAFF COSTS  Staff costs included in operating expenses relate to the 106 seafarers employed under Danish contracts (31 March 2025: 106, 31 December 2025: 105).  The average number of employees is calculated as a full-time equivalent (FTE).  USDm  Q1 2026  Q1 2025  FY 2025  Included in operating expenses  Included in administrative expenses  2.5  17.6  2.4  20.8  9.9  87.4  Total staff costs  20.1  23.2  97.3  As at 31 March 2026 TORM has a pool of 3,819 (31 March 2025: 3,798, 31 December 2025: 3,804) seafarers.  The majority of seafarers on vessels are on short-term contracts. The average number of seafarers on board vessels on short-term contracts for the first three months of 2026 were on average 1,803 (31 March 2025: 1,814, 31 December 2025:1,753).  Total seafarers costs for the first three months of 2026 were USD 42.0m (31 March 2025: USD 37.7m, 31 December 2025: USD 148.7m) which are included in "Operating expenses" of which USD 39.5m (31 March 2025 :USD 35.3m, 31 December 2025: USD 138.8m) pertains to cost for seafarers on board vessels on short-term contracts and USD 2.5m (31 March 2025: USD 2.4m, 31 December 2025: USD 9.9m) pertains to cost for seafarers employed under the Danish contract as indicated in the staff costs table above.  Total compensation to the Board of Directors and the Senior Management Team, including the CEO, expensed during the period amounts to USD 3.8m (31 March 2025: USD 4.7m, 31 December 2025: USD 20.7m).  As announced on 26 February 2026, the Board of Directors agreed to grant a total of 1,356,087 (2025: 1,326,087) RSUs to certain employees. The vesting period of the program is three years. The exercise price is set at DKK 167.1 (2025: DKK 162.4). The exercise price is adjusted in the future by dividend payments. The exercise period is 360 days from each vesting date. The fair value of the RSUs granted was determined using the Black-Scholes model and amounts to USD 9.0m (31 March 2025: 3.3m). The average remaining contractual life for the restricted shares as of 31 March 2026 is 1.8 years (31 March 2025: 1.8 years, 31 December 2025: 1.5 years).  In addition to the RSUs granted to certain employees, the CEO was granted 255,200 (2025: 255,200) restricted stock options on similar terms as outlined above. The fair value of the CEO's options was determined using the Black-Scholes model and amounts to USD 1.9m (31 March 2025: USD 0.7m).  NOTE 3 - VESSELS AND CAPITALIZED DRY-DOCKING  TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2026  10  USDm  31 March  2026  31 March  2025  31 December  2025  Cost  Balance as of beginning of period  3,551.1  3,500.9  3,500.9  Additions  141.3  28.6  298.4  Disposals  -0.6  -14.0  -29.7  Transferred from prepayments  14.1  —  3.4  Transferred to assets held for sale  —  -70.8  -221.9  Balance  3,705.9  3,444.7  3,551.1  Depreciation  Balance as of beginning of period  748.3  660.6  660.6  Disposals  -0.6  -14.0  -29.7  Depreciation for the period  58.1  51.9  209.1  Transferred to assets held for sale  —  -35.3  -91.7  Balance  805.8  663.2  748.3  Impairment  Balance as of beginning of period  10.6  13.6  13.6  Transferred to assets held for sale  —  -1.4  -3.0  Balance  10.6  12.2  10.6  Carrying amount  2,889.5  2,769.3  2,792.2  Included in the carrying amount for "Vessels and capitalized dry-docking" are capitalized dry-docking costs in the amount of USD 125.5m (31 March 2025: USD 115.7m, 31 December 2025: USD 132.8m).  Depreciation for the three months ended 31 March 2026 related to "Other plant and operating equipment" amounts to USD 0.6m (31 March 2025: USD 0.2m, 31 December 2025: USD 1.1m) and related to “Land and buildings”amounts to USD 0.7m (31 March 2025: USD 0.7m, 31 December 2025: USD 2.8m).  Impairment Assessment  For determination of the vessel values, TORM has carried out an impairment indicator assessment and has found no indication of impairment, and therefore, TORM does not find any need to reassess the recoverable amount as of 31 March 2026.

NOTE 6 - DERIVATIVE FINANCIAL INSTRUMENTS

	31 March	31 March	31 December
USDm	2026	2025	2025
Fair value of derivative financial instruments regarding freight and bunkers
Forward freight agreements - fair value through profit and loss	-2.3	5.6	2.0
Bunker swaps - fair value through profit and loss	-1.1	0.4	-0.8
Bunker swaps - hedge accounting	0.1	0.2	—
Fair value of derivative financial instruments regarding interest and currency exchange rate
Forward exchange contracts - hedge accounting	-0.8	0.1	0.9
Interest rate swaps - hedge accounting	9.5	18.1	8.3
Fair value of derivatives	5.4	24.4	10.4

Derivative financial instruments are recognized in the following balance sheet items:
USDm	31 March 2026	31 March 2025	31 December 2025
Other receivables	9.6	24.8	10.9
Other liabilities	-4.2	-0.4	-0.5
Total	5.4	24.4	10.4

The fair value hierarchy for the above derivative financial instruments is Level 2.
There are no changes in the methods and assumptions used in determining the fair value of the financial instruments. Please refer to the Annual Report 2025, page 194-195.

NOTE 7 - EARNINGS PER SHARE AND DIVIDEND PER SHARE
	Q1 2026	Q1 2025	FY 2025
Earnings per share Net profit for the year attributable to TORM plc shareholders (USDm)	122.4	62.3	285.3
Million shares
Weighted average number of shares	101.5	97.9	98.4
Weighted average number of treasury shares	—	-0.5	-0.2
Weighted average number of shares outstanding	101.5	97.4	98.2
Dilutive effect of outstanding share options	1.8	3.3	1.9
Weighted average number of shares outstanding incl. dilutive effect of share options	103.3	100.7	100.1

Basic earnings per share (USD)	1.21	0.64	2.91
Diluted earnings per share (USD)	1.18	0.62	2.85

	Q1 2026	Q1 2025	FY 2025
Dividend per share
Declared dividend per share (USD)	0.70	0.40	2.12
Declared dividend during the period (USDm)	71.5	39.1	209.9
Dividend paid per share (USD)	0.70	—	2.02
Dividend paid during the period (USDm)	71.4	—	199.7
Number of shares
Number of shares, end of period (million) Number of treasury shares, end of period (million)	102.1 —	98.3 -0.5	101.3 —
Number of shares outstanding, end of period (million)	102.1	97.8	101.3

 NOTE 6 - DERIVATIVE FINANCIAL INSTRUMENTS  USDm  31 March  2026  31 March 31 December  2025 2025  Fair value of derivative financial instruments regarding freight and bunkers  Forward freight agreements - fair value through profit and loss  -2.3  5.6 2.0  Bunker swaps - fair value through profit and loss  -1.1  0.4 -0.8  Bunker swaps - hedge accounting  0.1  0.2 —  Fair value of derivative financial instruments regarding interest and currency exchange rate  Forward exchange contracts - hedge accounting  -0.8  0.1 0.9  Interest rate swaps - hedge accounting  9.5  18.1 8.3  Fair value of derivatives  5.4  24.4 10.4  Derivative financial instruments are recognized in the following balance sheet items:  USDm  31 March  2026  31 March 31 December  20

25 2025  Other receivables  Other liabilities  9.6  -4.2  24.8 10.9  -0.4 -0.5  Total  5.4  24.4 10.4  The fair value hierarchy for the above derivative financial instruments is Level 2.  There are no changes in the methods and assumptions used in determining the fair value of the financial instruments. Please refer to the Annual Report 2025, page 194-195.  NOTE 7 - EARNINGS PER SHARE AND DIVIDEND PER SHARE  TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2026  10  Q1 2026  Q1 2025  FY 2025  Earnings per share  Net profit for the year attributable to TORM plc shareholders (USDm)  122.4  62.3  285.3  Million shares  Weighted average number of shares  101.5  97.9  98.4  Weighted average number of treasury shares  —  -0.5  -0.2  Weighted average number of shares outstanding  101.5  97.4  98.2  Dilutive effect of outstanding share options  1.8  3.3  1.9  Weighted average number of shares outstanding incl. dilutive effect of share options  103.3  100.7  100.1  Basic earnings per share (USD)  1.21  0.64  2.91  Diluted earnings per share (USD)  1.18  0.62  2.85  Q1 2026  Q1 2025  FY 2025  Dividend per share  Declared dividend per share (USD)  0.70  0.40  2.12  Declared dividend during the period (USDm)  71.5  39.1  209.9  Dividend paid per share (USD)  0.70  —  2.02  Dividend paid during the period (USDm)  71.4  —  199.7  Number of shares  Number of shares, end of period (million)  102.1  98.3  101.3  Number of treasury shares, end of period (million)  —  -0.5  —  Number of shares outstanding, end of period (million)  102.1  97.8  101.3
TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2026	24

NOTE 8 - CONTINGENT LIABILITIES
TORM is involved in certain legal proceedings and disputes. It is the Management’s opinion that the outcome of these proceedings and disputes will not have any material impact on TORM’s financial position, results of operations, and cash flows.

NOTE 9 - RELATED PARTY TRANSACTIONS
During the first three months ended 31 March 2026, there have been no related party transactions other than ordinary remuneration to the Board of Directors, the CEO and the Senior Management Team. Please refer to Note 2.

NOTE 10 - CONTRACTUAL OBLIGATIONS AND RIGHTS
As of 31 March 2026, TORM had contractual obligations regarding scrubber installations and other minor commitments.

USDm	31 March 2026	31 March 2025	31 December 2025
Second-hand vessels commitments: Within one year	31.2	—	126.0
Total	31.2	—	126.0
Committed scrubber installations and other minor investments
Within one year	10.1	9.8	6.4
Between one and two years	1.1	1.1	1.1
Between two and three years	1.0	2.0	0.9
Between three and four years	—	2.0	0.9
Total	12.2	14.9	9.3

As of 31 March 2026, TORM has contractual rights to receive future payments as lessor of vessels on time charter.

USDm	31 March 2026	31 March 2025	31 December 2025
Charter hire income for vessels - as lessor Received within one year Received between one and two years Received between two and three years	78.1 36.7 13.7	51.6 26.2 5.4	53.9 31.2 9.2
Total	128.5	83.2	94.3

The charter hire income for these vessels under time charter is recognized under "Revenue".

NOTE 11 - SUBSEQUENT EVENTS

TORM’s Board of Directors has declared an interim dividend for the first quarter of 2026 of USD 0.70 per share to be paid to the shareholders corresponding to an expected total dividend payment of USD 71.5m. The distribution for the quarter is equivalent to 58% of net profit and reflects the Distribution Policy. The payment date is 11 June 2026 to all shareholders on record as of 28 May 2026, and the ex-dividend date is 27 May 2026 for the shares listed on Nasdaq OMX Copenhagen and 28 May 2026 for the shares listed on Nasdaq New York. The dividends have not been recognized as liabilities as at 31 March 2026 and there are no tax consequences.

In April 2026, TORM took delivery of the MR vessel TORM Dehradun purchased in March 2026.
After the end of the quarter, TORM Eva, TORM Evelyn, and TORM Evolve were repurchased from sale-and-leaseback owners following the exercise of purchase options called by TORM in the end of 2025. Purchase options for the remaining two vessels have already been called and will be repurchased from sale-and-leaseback owners during Q3 2026.
Also, after the end of the quarter, TORM has entered into an agreement to purchase six MR product tanker resales, with deliveries scheduled in 2027 and 2028.

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2026	25
 NOTE 8 - CONTINGENT LIABILITIES  TORM is involved in certain legal proceedings and disputes. It is the Management’s opinion that the outcome of these proceedings and disputes will not have any material impact on TORM’s financial position, results of operations, and cash flows.  NOTE 9 - RELATED PARTY TRANSACTIONS  During the first three months ended 31 March 2026, there have been no related party transactions other than ordinary remuneration to the Board of Directors, the CEO and the Senior Management Team. Please refer to Note 2.  NOTE 10 - CONTRACTUAL OBLIGATIONS AND RIGHTS  As of 31 March 2026, TORM had contractual obligations regarding scrubber installations and other minor commitments.  USDm  31 March  2026  31 March  2025  31 December  2025  Second-hand vessels commitments:  Within one year  31.2  —  126.0  Total  31.2  —  126.0  Committed scrubber installations and other minor investments  Within one year  10.1  9.8  6.4  Between one and two years  1.1  1.1  1.1  Between two and three years  1.0  2.0  0.9  Between three and four years  —  2.0  0.9  Total  12.2  14.9  9.3  As of 31 March 2026, TORM has contractual rights to receive future payments as lessor of vessels on time charter.  USDm  31 March  2026  31 March  2025  31 December  2025  Charter hire income for vessels - as lessor  Received within one year  Received between one and two years Received between two and three years  78.1  36.7  13.7  51.6  26.2  5.4  53.9  31.2  9.2  Total  128.5  83.2  94.3  The charter hire income for these vessels under time charter is recognized under "Revenue".  NOTE 11 - SUBSEQUENT EVENTS  TORM’s Board of Directors has declared an interim dividend for the first quarter of 2026 of USD 0.70 per share to be paid to the shareholders corresponding to an expected total dividend payment of USD 71.5m. The distribution for the quarter is equivalent to 58% of net profit and reflects the  Distribution Policy. The payment date is 11 June 2026 to all shareholders on record as of 28 May 2026, and the ex-dividend date is 27 May 2026 for the shares listed on Nasdaq OMX Copenhagen and 28 May 2026 for the shares listed on Nasdaq New York. The dividends have not been recognized as liabilities as at 31 March 2026 and there are no tax consequences.  In April 2026, TORM took delivery of the MR vessel TORM Dehradun purchased in March 2026.  After the end of the quarter, TORM Eva, TORM Evelyn, and TORM Evolve were repurchased from sale-and-leaseback owners following the exercise of purchase options called by TORM in the end of 2025. Purchase options for the remaining two vessels have already been called and will be repurchased from sale-and-leaseback owners during Q3 2026.  Also, after the end of the quarter, TORM has entered into an agreement to purchase six MR product tanker resales, with deliveries scheduled in 2027 and 2028.  TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2026  10

Glossary

Key Financial Figures
TCE per day	=	TCE excluding unrealized gains/losses on derivatives Available earning days
Gross profit %	=	Gross profit Revenue
EBITDA %	=	EBITDA Revenue
Operating profit %	=	Operating profit (EBIT) Revenue
Return on Equity (RoE) %	=	Net profit for the year Average equity
Return on Invested Capital (RoIC) %	=	Operating profit less tax Average invested capital
Equity ratio	=	Equity Total assets
Earnings per share, EPS	=	Net profit for the year Average number of shares
Diluted earnings per share, EPS (USD)	=	Net profit/(loss) for the year Average number of shares less average number of treasury shares

 Glossary  Key Financial Figures  TCE per day  =  TCE excluding unrealized gains/losses on derivatives Available earning days  Gross profit %  =  Gross profit Revenue  EBITDA %  =  EBITDA  Revenue  Operating profit %  =  Operating profit (EBIT) Revenue  Return on Equity (RoE) %  =  Net profit for the year Average equity  Return on Invested Capital (RoIC) %  =  Operating profit less tax Average invested capital  Equity ratio  =  Equity  Total assets  Earnings per share, EPS  =  Net profit for the year Average number of shares  Diluted earnings per share, EPS (USD)  =  Net profit/(loss) for the year  Average number of shares less average number of treasury shares  TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2026  10

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2026	26

Glossary
Alternative Performance Measures Group

Throughout the interim report, several alternative performance measures (APMs) are used.
The APMs used are the same as in the Annual Report 2025 and therefore we refer to the principles for these on pages 278-282 in the TORM plc Annual Report 2025. The following APMs relate to the Group.
Net profit excluding non-recurring items: Net profit excluding non-recurring items is net profit less non-recurring items, e.g. impairment and reversals of impairment on vessels, profit from sale of vessels, claims provisions, impacts from refinancing as well as termination of leaseback arrangements. TORM reports net profit excluding non-recurring items because we believe it provides additional meaningful information to investors regarding the operational performance excluding non-recurring fluctuations.

USDm	Q1 2026	Q1 2025	FY 2025
Reconciliation to net profit
Net profit for the period	122.4	62.9	286.0
Profit from sale of vessels	-4.0	-9.4	-19.0
Expense of capitalized bank fees at refinancing	1.4	—	6.8
Termination of leaseback arrangement	1.3	—	0.2
Net profit excluding non-recurring items	121.1	53.5	274.0

Gross profit: TORM defines gross profit, a performance measure, as revenues less port expenses, bunkers and commissions and other cost of goods and services sold, charter hire and operating expenses. TORM reports gross profit because we believe it provides additional meaningful information to investors, as gross profit measures the net earnings from shipping activities. Gross profit is calculated as follows:

USDm	Q1 2026	Q1 2025	FY 2025
Computation of gross profit
Revenue	402.0	329.1	1,339.5
Port expenses, bunkers, commissions and other cost of goods and services sold	-114.5	-110.4	-421.6
Operating expenses	-67.6	-66.4	-252.4
Gross profit	219.9	152.3	665.5

Return on Invested Capital (ROIC): TORM defines ROIC as earnings before interest and tax (EBIT) less tax, divided by the average invested capital for the period. Invested capital is defined on page 29.
ROIC expresses the returns generated on capital invested in TORM. The progression of ROIC is used by TORM to measure progress against our longer-term value creation goals outlined to investors. ROIC is calculated as follows:

USDm	Q1 2026	Q1 2025	FY 2025
Reconciliation to operating profit (EBIT)
Operating profit (EBIT)	141.3	82.3	356.3
Tax	-1.6	-5.4	-9.2
EBIT less Tax	139.7	76.9	347.1
EBIT less Tax - Full year equivalent	558.8	307.6	347.1
Invested capital, opening balance	3,037.8	3,005.4	3,005.4
Invested capital, ending balance	3,154.0	2,957.7	3,037.8
Average invested capital	3,095.9	2,981.6	3,021.6
Return on Invested Capital (ROIC)	18.0%	10.3%	11.5%

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2026	27
 TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2026  10  Glossary  Alternative Performance Measures Group  Throughout the interim report, several alternative performance measures (APMs) are used.  The APMs used are the same as in the Annual Report 2025 and therefore we refer to the principles for these on pages 278-282 in the TORM plc Annual Report 2025. The following APMs relate to the Group.  Net profit excluding non-recurring items: Net profit excluding non-recurring items is net profit less non-recurring items, e.g. impairment and reversals of impairment on vessels, profit from sale of vessels, claims provisions, impacts from refinancing as well as termination of leaseback arrangements. TORM reports net profit excluding non-recurring items because we believe it provides additional meaningful information to investors regarding the operational performance excluding non-recurring fluctuations.  USDm  Q1 2026  Q1 2025  FY 2025  Reconciliation to net profit  Net profit for the period  122.4  62.9  286.0  Profit from sale of vessels  -4.0  -9.4  -19.0  Expense of capitalized bank fees at refinancing  1.4  —  6.8  Termination of leaseback arrangement  1.3  —  0.2  Net profit excluding non-recurring items  121.1  53.5  274.0  Gross profit: TORM defines gross profit, a performance measure, as revenues less port expenses, bunkers and commissions and other cost of goods and services sold, charter hire and operating expenses. TORM reports gross profit because we believe it provides additional meaningful information to investors, as gross profit measures the net earnings from shipping activities. Gross profit is calculated as follows:  USDm  Q1 2026  Q1 2025  FY 2025  Computation of gross profit  Revenue  402.0  329.1  1,339.5  Port expenses, bunkers, commissions and other cost of goods and services sold  -114.5  -110.4  -421.6  Operating expenses  -67.6  -66.4  -252.4  Gross profit  219.9  152.3  665.5  Return on Invested Capital (ROIC): TORM defines ROIC as earnings before interest and tax (EBIT) less tax, divided by the average invested capital for the period. Invested capital is defined on page 29.  ROIC expresses the returns generated on capital invested in TORM. The progression of ROIC is used by TORM to measure progress against our longer-term value creation goals outlined to investors. ROIC is calculated as follows:  USDm  Q1 2026  Q1 2025  FY 2025  Reconciliation to operating profit (EBIT)  Operating profit (EBIT)  141.3  82.3  356.3  Tax  -1.6  -5.4  -9.2  EBIT less Tax  139.7  76.9  347.1  EBIT less Tax - Full year equivalent  558.8  307.6  347.1  Invested capital, opening balance  3,037.8  3,005.4  3,005.4  Invested capital, ending balance  3,154.0  2,957.7  3,037.8  Average invested capital  3,095.9  2,981.6  3,021.6  Return on Invested Capital (ROIC)  18.0%  10.3% 11.5%

Glossary
Alternative Performance Measures Group

Adjusted Return on Invested Capital (Adjusted ROIC): TORM defines adjusted ROIC as earnings before interest and tax (EBIT) less tax and non-recurrent items, divided by the average invested capital less average impairment for the period. Invested capital is defined on page 29.
The Adjusted ROIC expresses the returns generated on capital invested in TORM adjusted for impacts related to non-recurrent items. The progression of ROIC is used by TORM to measure progress against our longer-term value creation goals outlined to investors. Adjusted ROIC is calculated as follows:

USDm	Q1 2026	Q1 2025	FY 2025
Reconciliation to operating profit (EBIT)
Operating profit (EBIT)	141.3	82.3	356.3
Tax	-1.6	-5.4	-9.2
EBIT less Tax	139.7	76.9	347.1
EBIT less Tax - Full year equivalent	558.8	307.6	347.1
Profit from sale of vessels	-4.0	-9.4	-19.0
EBIT less tax adjusted	554.8	298.2	328.1
Average invested capital ¹⁾	3,095.9	2,981.6	3,021.6
Average impairment ²⁾	22.0	24.3	23.5
Average invested capital adjusted for impairment	3,117.9	3,005.9	3,045.1
Adjusted ROIC	17.8%	9.9%	10.8%
1⁾ Average invested capital is calculated as the average of the opening and closing balance of invested capital.
2⁾ Average impairment is calculated as the average of the opening and closing balances of impairment charges on vessels and goodwill in the balance sheet.

EBITDA and Adjusted EBITDA: TORM defines EBITDA as earnings before financial income and expenses, depreciation, impairment, amortization and taxes.
EBITDA is used as a supplemental financial measure by Management and external users of financial statements, such as lenders, to assess TORM's operating performance as well as compliance with the financial covenants and restrictions contained in TORM's financing agreements. TORM believes that EBITDA assists Management and investors in evaluating TORM’s operating performance by increasing comparability of TORM's performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortization, and taxes. These are items which could be affected by various changing financing methods and capital structures, which may significantly affect profit/(loss) between periods. Including EBITDA as a measure benefits investor in selection between investment alternatives.
EBITDA excludes some, but not all, items that affect profit/ (loss), and these items may vary among other companies and may therefore not be directly comparable. The following table reconciles EBITDA to net profit/ (loss), the most directly comparable IFRS financial measure, for the periods presented.
Due to the temporary fluctuations of the fair value of freight and bunker derivatives, Management believes that an adjustment for unrealized gain/losses on freight and bunker derivatives help to increase comparability in EBITDA developments. The adjusted EBITDA is calculated as follows:

USDm	Q1 2026	Q1 2025	FY 2025
Reconciliation to net profit
Net profit for the period	122.4	62.9	286.0
Tax	1.6	5.4	9.2
Financial expenses	18.9	17.8	74.4
Financial income	-1.6	-3.8	-13.3
Depreciation and amortization	59.7	53.3	214.5
EBITDA	201.0	135.6	570.8
Reconciliation to EBITDA
EBITDA	201.0	135.6	570.8
Fair value adjustments on freight and bunker
derivatives	4.7	2.1	6.7
Adjusted EBITDA	205.7	137.7	577.5

 TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2026  10  Glossary  Alternative Performance Measures Group  Adjusted Return on Invested Capital (Adjusted ROIC): TORM defines adjusted ROIC as earnings before interest and tax (EBIT) less tax and non-recurrent items, divided by the average invested capital less average impairment for the period. Invested capital is defined on page 29.  The Adjusted ROIC expresses the returns generated on capital invested in TORM adjusted for impacts related to non-recurrent items. The progression of ROIC is used by TORM to measure progress against our longer-term value creation goals outlined to investors. Adjusted ROIC is calculated as follows:  USDm  Q1 2026  Q1 2025  FY 2025  Reconciliation to operating profit (EBIT)  Operating profit (EBIT)  141.3  82.3  356.3  Tax  -1.6  -5.4  -9.2  EBIT less Tax  139.7  76.9  347.1  EBIT less Tax - Full year equivalent  558.8  307.6  347.1  Profit from sale of vessels  -4.0  -9.4  -19.0  EBIT less tax adjusted  554.8  298.2  328.1  Average invested capital ¹⁾  3,095.9  2,981.6  3,021.6  Average impairment ²⁾  22.0  24.3  23.5  Average invested capital adjusted for impairment  3,117.9  3,005.9  3,045.1  Adjusted ROIC  17.8%  9.9% 10.8%  ¹⁾ Average invested capital is calculated as the average of the opening and closing balance of invested capital.  ²⁾ Average impairment is calculated as the average of the opening and closing balances of impairment charges on vessels and goodwill in the balance sheet.  EBITDA and Adjusted EBITDA: TORM defines EBITDA as earnings before financial income and expenses, depreciation, impairment, amortization and taxes.  EBITDA is used as a supplemental financial measure by Management and external users of financial statements, such as lenders, to assess TORM's operating performance as well as compliance with the financial covenants and restrictions contained in TORM's financing agreements. TORM believes that EBITDA assists Management and investors in evaluating TORM’s operating performance by increasing comparability of TORM's performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortization, and taxes. These are items which could be affected by various changing financing methods and capital structures, which may significantly affect profit/(loss) between periods. Including EBITDA as a measure benefits investor in selection between investment alternatives.  EBITDA excludes some, but not all, items that affect profit/ (loss), and these items may vary among other companies and may therefore not be directly comparable. The following table reconciles EBITDA to net profit/ (loss), the most directly comparable IFRS financial measure, for the periods presented.  Due to the temporary fluctuations of the fair value of freight and bunker derivatives, Management believes that an adjustment for unrealized gain/losses on freight and bunker derivatives help to increase comparability in EBITDA developments. The adjusted EBITDA is calculated as follows:  USDm  Q1 2026  Q1 2025  FY 2025  Reconciliation to net profit  Net profit for the period  122.4  62.9  286.0  Tax  1.6  5.4  9.2  Financial expenses  18.9  17.8  74.4  Financial income  -1.6  -3.8  -13.3  Depreciation and amortization  59.7  53.3  214.5  EBITDA  201.0  135.6  570.8  Reconciliation to EBITDA  EBITDA  201.0  135.6  570.8  Fair value adjustments on freight and bunker  derivatives  4.7  2.1  6.7  Adjusted EBITDA  205.7  137.7  577.5

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2026	28

 TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2026  10  Glossary  Alternative Performance Measures Group  Invested capital: TORM defines invested capital as the sum of intangible assets, tangible fixed assets, investments in joint ventures, deferred tax assets, other investments, bunkers, accounts receivables, assets held for sale (when applicable), non-current tax liability related to held over gains, deferred tax liabilities, trade payables, current tax liabilities, dividend payable, provisions and deferred income.  Invested capital measures the net investment used to achieve our operating profit. TORM believes that invested capital is a relevant measure which Management uses to measure the overall development of the assets and liabilities generating our net profit. Such measure may not be comparable to similarly titled measures of other companies. Invested capital is calculated as follows:  USDm  31 March  2026  31 March 31 December  2025 2025  Tangible and intangible fixed assets  2,947.8  2,787.4 2,827.7  Investments in joint ventures  —  0.1 —  Deferred tax asset  0.5  0.3 0.3  Other investments  4.1  0.2 2.7  Inventories  82.5  72.5 66.5  Accounts receivables ¹⁾  296.6  259.4 277.5  Assets held for sale  —  — 24.4  Non-current tax liability related to held over gains  -45.2  -45.2 -45.2  Deferred tax liability  -0.2  -0.2 -0.2  Trade payables ²⁾  -128.3  -109.8 -112.6  Current tax liabilities  -0.7  -0.9 -0.3  Provisions  -0.5  -0.7 -0.7  Prepayments from customers  -2.6  -5.4 -2.3  Invested capital  3,154.0  2,957.7 3,037.8  ¹⁾ Accounts receivables includes Trade receivables, Other receivables and Prepayments.  ²⁾ Trade payables includes Trade payables, Other non-current liabilities and Other liabilities.  Net interest-bearing debt: Net interest-bearing debt is defined as mortgage debt and bank loans (current and non-current), lease liabilities less cash equivalents and interest-bearing loan receivables. Net interest-bearing debt depicts the net capital resources, which cause net interest expenditure and interest rate risk and which, together with equity, are used to finance our investments. As such, TORM believes that net interest-bearing debt is a relevant measure, which Management uses to measure the overall development of our use of financing, other than equity. Such measure may not be comparable to similarly titled measures of other companies. Net interest-bearing debt is calculated as follows:  USDm  31 March  2026  31 March  2025  31 December  2025  Borrowings¹⁾  1,094.4  1,198.5  1,016.3  Loan receivables  -4.4  -4.5  -4.4  Cash and cash equivalents, including restricted  cash  -196.4  -362.3  -163.5  Net interest-bearing debt  893.6  831.7  848.4  ¹⁾ Borrowings include long-term and short-term borrowings, excluding capitalized loan costs. Please refer to Note 5 for information on capitalized loan costs.

Glossary
Alternative Performance Measures Group

Invested capital: TORM defines invested capital as the sum of intangible assets, tangible fixed assets, investments in joint ventures, deferred tax assets, other investments, bunkers, accounts receivables, assets held for sale (when applicable), non-current tax liability related to held over gains, deferred tax liabilities, trade payables, current tax liabilities, dividend payable, provisions and deferred income. Invested capital measures the net investment used to achieve our operating profit. TORM believes that invested capital is a relevant measure which Management uses to measure the overall development of the assets and liabilities generating our net profit. Such measure may not be comparable to similarly titled measures of other companies. Invested capital is calculated as follows:

	31 March	31 March	31 December
USDm	2026	2025	2025
Tangible and intangible fixed assets	2,947.8	2,787.4	2,827.7
Investments in joint ventures	—	0.1	—
Deferred tax asset	0.5	0.3	0.3
Other investments	4.1	0.2	2.7
Inventories	82.5	72.5	66.5
Accounts receivables 1)	296.6	259.4	277.5
Assets held for sale	—	—	24.4
Non-current tax liability related to held over gains	-45.2	-45.2	-45.2
Deferred tax liability	-0.2	-0.2	-0.2
Trade payables 2)	-128.3	-109.8	-112.6
Current tax liabilities	-0.7	-0.9	-0.3
Provisions	-0.5	-0.7	-0.7
Prepayments from customers	-2.6	-5.4	-2.3
Invested capital	3,154.0	2,957.7	3,037.8
1⁾ Accounts receivables includes Trade receivables, Other receivables and Prepayments.
2⁾ Trade payables includes Trade payables, Other non-current liabilities and Other liabilities.

Net interest-bearing debt: Net interest-bearing debt is defined as mortgage debt and bank loans (current and non-current), lease liabilities less cash equivalents and interest-bearing loan receivables. Net interest-bearing debt depicts the net capital resources, which cause net interest expenditure and interest rate risk and which, together with equity, are used to finance our investments. As such, TORM believes that net interest-bearing debt is a relevant measure, which Management uses to measure the overall development of our use of financing, other than equity. Such measure may not be comparable to similarly titled measures of other companies. Net interest-bearing debt is calculated as follows:

USDm	31 March 2026	31 March 2025	31 December 2025
Borrowings¹⁾	1,094.4	1,198.5	1,016.3
Loan receivables	-4.4	-4.5	-4.4
Cash and cash equivalents, including restricted
cash	-196.4	-362.3	-163.5
Net interest-bearing debt	893.6	831.7	848.4
1⁾ Borrowings include long-term and short-term borrowings, excluding capitalized loan costs. Please refer to Note 5 for information on capitalized loan costs.

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2026	29

 TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2026  10  Glossary  Alternative Performance Measures Group  Liquidity: TORM defines liquidity as available cash, comprising cash and cash equivalents, including restricted cash, as well as undrawn and committed credit facilities. TORM finds the APM important as the liquidity expresses TORM’s financial position, ability to meet current liabilities and cash buffer.  Further, it expresses TORM’s ability to act and invest when new possibilities occur.  USDm  31 March  2026  31 March  2025  31 December  2025  Cash and cash equivalents, including restricted cash  Undrawn credit facilities and committed facilities  196.4  458.1  362.3  317.0  163.5  398.8  Liquidity  654.5  679.3  562.3  Restricted cash 31 March 2026 amounts to USD 3.0m (31 March 2025: USD 11.2m, 31 December 2025: USD 5.4m)  Free cash flow: TORM defines free cash flow as net cash flow from operating activities less the net cash flow from investing activities. TORM finds the APM important as free cash flow reflects our ability to generate cash, repay liabilities and pay dividends.  USDm  Q1 2026  Q1 2025  FY 2025  Net cash flow from operating activities  Net cash flow from investing activities  135.9  -152.6  83.1  43.4  498.9  -152.6  Free cash flow  -16.7  126.5  346.3  Net Asset Value per share (NAV/share): TORM believes that the NAV/share is a relevant measure which Management uses to measure the overall development of the assets and liabilities per share. Such measure may not be comparable to similarly titled measures of other companies. NAV/share is calculated using broker values of vessels and excluding charter commitments. NAV/share is calculated as follows:  USDm  31 March  2026  31 March  2025  31 December  2025  Total vessel values (broker values)  3,618.5  3,112.4  3,177.5  Vessel values of purchased secondhand vessels  not delivered (broker values)  74.0  —  150.6  Committed investment capital expenditure  12.2  14.9  9.3  Committed liability capital expenditure  -43.4  -14.9  -135.3  Goodwill  1.8  1.7  1.8  Other intangible assets  3.9  2.5  4.0  Land and buildings  9.0  8.9  9.7  Other plant and operating equipment  2.1  2.6  2.5  Investments in joint ventures  —  0.1 —  Loan receivables  4.4  4.5  4.4  Deferred tax asset  0.5  0.3  0.3  Other investments  4.1  0.2  2.7  Inventories  82.5  72.5  66.5  Accounts receivables ¹⁾  296.6  259.4  277.5  Cash and cash equivalents incl. restricted cash  196.4  362.3  163.5  Deferred tax liability  -0.2  -0.2  -0.2  Borrowings ²⁾  -1,094.4  -1,198.5  -1,016.3  Trade payables ³⁾  -128.3  -109.8  -112.6  Current tax liabilities  -0.7  -0.9  -0.3  Provisions  -0.5  -0.7  -0.7  Prepayments from customers  -2.6  -5.4  -2.3  Total Net Asset Value (NAV)  3,035.9  2,511.9  2,602.6  Non-controlling interest  —  -0.8  —  Total Net Asset Value (NAV) excl. non-controlling interest  3,035.9  2,511.1  2,602.6  Total number of shares, end of period excluding  treasury shares (million)  102.1  97.8  101.3  Total Net Asset Value per share (NAV/share)  29.7  25.7  25.7  ¹⁾ Accounts receivables includes Trade receivables, Other receivables and Prepayments.  ²⁾ Borrowings include long-term and short-term borrowings, excluding capitalized loan costs. Please refer to Note 5 for information on capitalized loan costs.  ³⁾ Trade payables includes Trade payables, Other non-current liabilities and Other liabilities.

Glossary
Alternative Performance Measures Group

Liquidity: TORM defines liquidity as available cash, comprising cash and cash equivalents, including restricted cash, as well as undrawn and committed credit facilities. TORM finds the APM important as the liquidity expresses TORM’s financial position, ability to meet current liabilities and cash buffer.
Further, it expresses TORM’s ability to act and invest when new possibilities occur.

USDm	31 March 2026	31 March 2025	31 December 2025
Cash and cash equivalents, including restricted cash Undrawn credit facilities and committed facilities	196.4 458.1	362.3 317.0	163.5 398.8
Liquidity	654.5	679.3	562.3

Restricted cash 31 March 2026 amounts to USD 3.0m (31 March 2025: USD 11.2m, 31 December 2025: USD 5.4m)
Free cash flow: TORM defines free cash flow as net cash flow from operating activities less the net cash flow from investing activities. TORM finds the APM important as free cash flow reflects our ability to generate cash, repay liabilities and pay dividends.

USDm	Q1 2026	Q1 2025	FY 2025
Net cash flow from operating activities Net cash flow from investing activities	135.9 -152.6	83.1 43.4	498.9 -152.6
Free cash flow	-16.7	126.5	346.3

Net Asset Value per share (NAV/share): TORM believes that the NAV/share is a relevant measure which Management uses to measure the overall development of the assets and liabilities per share. Such measure may not be comparable to similarly titled measures of other companies. NAV/share is calculated using broker values of vessels and excluding charter commitments. NAV/share is calculated as follows:

USDm	31 March 2026	31 March 2025	31 December 2025
Total vessel values (broker values)	3,618.5	3,112.4	3,177.5
Vessel values of purchased secondhand vessels
not delivered (broker values)	74.0	—	150.6
Committed investment capital expenditure	12.2	14.9	9.3
Committed liability capital expenditure	-43.4	-14.9	-135.3
Goodwill	1.8	1.7	1.8
Other intangible assets	3.9	2.5	4.0
Land and buildings	9.0	8.9	9.7
Other plant and operating equipment	2.1	2.6	2.5
Investments in joint ventures	—	0.1	—
Loan receivables	4.4	4.5	4.4
Deferred tax asset	0.5	0.3	0.3
Other investments	4.1	0.2	2.7
Inventories	82.5	72.5	66.5
Accounts receivables ¹⁾	296.6	259.4	277.5
Cash and cash equivalents incl. restricted cash	196.4	362.3	163.5
Deferred tax liability	-0.2	-0.2	-0.2
Borrowings ²⁾	-1,094.4	-1,198.5	-1,016.3
Trade payables ³⁾	-128.3	-109.8	-112.6
Current tax liabilities	-0.7	-0.9	-0.3
Provisions	-0.5	-0.7	-0.7
Prepayments from customers	-2.6	-5.4	-2.3
Total Net Asset Value (NAV)	3,035.9	2,511.9	2,602.6
Non-controlling interest	—	-0.8	—
Total Net Asset Value (NAV) excl. non-controlling interest	3,035.9	2,511.1	2,602.6
Total number of shares, end of period excluding
treasury shares (million)	102.1	97.8	101.3
Total Net Asset Value per share (NAV/share)	29.7	25.7	25.7

1⁾ Accounts receivables includes Trade receivables, Other receivables and Prepayments.
2⁾ Borrowings include long-term and short-term borrowings, excluding capitalized loan costs. Please refer to Note 5 for information on capitalized loan costs.
3⁾ Trade payables includes Trade payables, Other non-current liabilities and Other liabilities.

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2026	30

Glossary
Alternative Performance Measures Tanker segment

Throughout the interim report, several alternative performance measures (APMs) are used. The APMs used are the same as in the Annual Report 2025 and therefore we refer to the principles for these on pages 225-229 in the TORM plc Annual Report 2025. After the acquisition of Marine Exhaust Technology A/S on 01 September 2022, the following APMs relate to the primary segment, the Tanker segment.
Time Charter Equivalent (TCE) earnings: TORM defines TCE earnings, a performance measure, as revenue less port expenses, bunkers and commissions incl. freight and bunker derivatives. TORM reports TCE earnings because we believe it provides additional meaningful information to investors in relation to revenue, the most directly comparable IFRS measure. TCE earnings is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.
Due to the temporary fluctuations of the fair value of freight and bunker derivatives, TORM believes that an adjustment for unrealized gain/losses on freight and bunker derivatives helps to increase comparability in TCE earning developments. Further, to be able to reconcile the TCE earnings to the TCE/day measure, adjusted TCE earnings are presented net of the fair value adjustments on freight and bunker derivatives. The TCE/day measure is calculated as the adjusted TCE earnings divided by available earning days. TCE earnings and adjusted TCE earnings are presented below:

USDm	Q1 2026	Q1 2025	FY 2025
Reconciliation to revenue Revenue Port expenses, bunkers and commissions	395.8 -109.7	313.3 -99.3	1,314.2 -404.5
TCE earnings	286.1	214.0	909.7
Reconciliation to TCE earnings TCE earnings Fair value adjustments on freight and bunker derivatives	286.1 4.7	214.0 2.1	909.7 6.7
Adjusted TCE earnings	290.8	216.1	916.4
Available earning days	8,325	8,061	31,840
TCE per earning day (USD)	34,937	26,807	28,783

Net Loan-to-value (LTV): TORM defines Loan-to-value (LTV) ratio as vessel values divided by net borrowings of the vessels.
LTV describes the net debt ratio of the vessels and is used by TORM to describe the financial situation and the liquidity risk as well as to express the future possibilities to raise new capital by new loan facilities.

USDm	31 March 2026	31 March 2025	31 December 2025
Vessel values (broker values) Vessel values of purchased secondhand vessel not delivered (broker values) Other committed investment CAPEX	3,618.5 74.0 12.2	3,112.4 — 14.9	3,177.5 150.6 9.3
Total vessel values	3,704.7	3,127.3	3,337.4
Borrowings ¹⁾	1,088.1	1,193.8	1,011.3
- Debt regarding Land and buildings & Other plant and operating equipment	-8.0	-9.0	-8.8
Committed liability capital expenditure	43.4	14.9	135.3
Loan receivable	-4.4	-4.5	-4.4
Cash and cash equivalents, including restricted cash	-190.1	-356.3	-155.6
Total (loan)	929.0	838.9	977.8
Net Loan-to-value (LTV) ratio	25.1%	26.8%	29.3%

1⁾ Borrowings include long-term and short-term borrowings, excluding capitalized loan costs. Please refer to Note 5 for information on capitalized loan costs.

 TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2026  10  Glossary  Alternative Performance Measures Tanker segment  Throughout the interim report, several alternative performance measures (APMs) are used. The APMs used are the same as in the Annual Report 2025 and therefore we refer to the principles for these on pages 225-229 in the TORM plc Annual Report 2025. After the acquisition of Marine Exhaust Technology A/S on 01 September 2022, the following APMs relate to the primary segment, the Tanker segment.  Time Charter Equivalent (TCE) earnings: TORM defines TCE earnings, a performance measure, as revenue less port expenses, bunkers and commissions incl. freight and bunker derivatives. TORM reports TCE earnings because we believe it provides additional meaningful information to investors in relation to revenue, the most directly comparable IFRS measure. TCE earnings is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.  Due to the temporary fluctuations of the fair value of freight and bunker derivatives, TORM believes that an adjustment for unrealized gain/losses on freight and bunker derivatives helps to increase comparability in TCE earning developments. Further, to be able to reconcile the TCE earnings to the TCE/day measure, adjusted TCE earnings are presented net of the fair value adjustments on freight and bunker derivatives. The TCE/day measure is calculated as the adjusted TCE earnings divided by available earning days. TCE earnings and adjusted TCE earnings are presented below:  USDm  Q1 2026  Q1 2025  FY 2025  Reconciliation to revenue  Revenue  Port expenses, bunkers and commissions  395.8  -109.7  313.3  -99.3  1,314.2  -404.5  TCE earnings  286.1  214.0  909.7  Reconciliation to TCE earnings  TCE earnings  Fair value adjustments on freight and bunker derivatives  286.1  4.7  214.0  2.1  909.7  6.7  Adjusted TCE earnings  290.8  216.1  916.4  Available earning days  8,325  8,061  31,840  TCE per earning day (USD)  34,937  26,807  28,783  Net Loan-to-value (LTV): TORM defines Loan-to-value (LTV) ratio as vessel values divided by net borrowings of the vessels.  LTV describes the net debt ratio of the vessels and is used by TORM to describe the financial situation and the liquidity risk as well as to express the future possibilities to raise new capital by new loan facilities.  USDm  31 March  2026  31 March  2025  31 December  2025  Vessel values (broker values)  Vessel values of purchased secondhand vessel not delivered (broker values)  Other committed investment CAPEX  3,618.5  74.0  12.2  3,112.4  — 14.9  3,177.5  150.6  9.3  Total vessel values  3,704.7  3,127.3  3,337.4  Borrowings ¹⁾  1,088.1  1,193.8  1,011.3  - Debt regarding Land and buildings & Other plant and operating equipment  -8.0  -9.0  -8.8  Committed liability capital expenditure  43.4  14.9  135.3  Loan receivable  -4.4  -4.5  -4.4  Cash and cash equivalents, including restricted cash  -190.1  -356.3  -155.6  Total (loan)  929.0  838.9  977.8  Net Loan-to-value (LTV) ratio  25.1%  26.8% 29.3%  ¹⁾ Borrowings include long-term and short-term borrowings, excluding capitalized loan costs. Please refer to Note 5 for information on capitalized loan costs.

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2026	31